SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended December 31, 2003

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2003

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Retail Bank

In 2003, 702,000 new checking accounts were opened. Checking-account holders, investors in savings accounts, and retirees under the Unibanco brand reached 6.0 million clients at the end of year. The increase in Unibanco's client base results from the organic growth program, internally called ContAtiva 2, launched in February 2003.

Considering the customers of the consumer finance subsidiaries (Fininvest, InvestCred – PontoCred – and LuizaCred), the total client base of Unibanco Group reached 14.1 million at the end of 2003. The average number of products per checking account holder amounted to 6.0.

Unibanco and its associated companies, Fininvest, LuizaCred InvestCred (henceforth referred as PontoCred) and Tecban (Banco 24 Horas), reached 11,884 points of service at the end of 2003, distributed as follows: 796 branches and 77 in-store branches (inside supermarkets and stores); 406 corporate-site branches; 111 Fininvest stores; 7,965 Fininvest points-of-sale (retailers); 173 LuizaCred stores; 336 PontoCred stores; and 2,020 Banco 24 Horas sites (ATMs).

Wholesale Bank

In the fixed-income market, 2003 was characterized by a positive change in the perception of Brazil's country-risk by both domestic and foreign economic agents. The market became more receptive to sovereign and corporate debt issues. Unibanco's trading of sovereign and corporate debt issued abroad totaled US$17.4 billion in 2003. Electronic real time trading of Brazilian securities, a pioneering initiative among Brazilian Banks, accounted for 21% and 55% of the total volume traded and transactions processed, respectively.

The Wholesale Bank coordinated major local and foreign issues for clients and for Unibanco itself. In the foreign markets, in addition to its own US$1.08 billion in issues, Unibanco coordinated the issue of US$ 100 million for Odebrecht Overseas Limited and of US$75 million for Usiminas, and it was the co-leader of a US$250 million issue for Banco Votorantim. In the domestic market, Unibanco coordinated primary issues amounting to R$623 million for several corporations, such as Telesp Celular, CPFL, CP Cimentos, Sanepar, Copasa, and Cosipa.

During 2003 and especially in the second half of the year, the stock market in Brazil posted a significant price rebound, thereby creating opportunity for share offers. Unibanco maintained a relevant share of this market, having coordinated three out of the six offers that took place during the year in Brazil.

In 2003, 11 financial advice mandates were completed in the sanitation, transport, agribusiness, and pulp & paper segments, totaling investments of approximately R$1 billion.

In October Unibanco signed a contract with Companhia do Metropolitano de São Paulo – Metrô (the São Paulo subway company) to execute an Economic and Financial Viability Study for the concession of Line 4 – Yellow, that will link the district of Vila Sônia, in the western part of the city, to the downtown Luz station. Also in the urban transportation segment, new financing structures, based on the flow of revenues from transport vouchers, totaling R$42 million, were developed. This amount will finance the modernization of the urban public transport systems of Goiânia (Setransp Project) and of the Rio de Janeiro municipality (SIT-RIO Project).

In electric generation, Unibanco was the Leader Coordinator for the R$34 million, 10 year-term, BNDES funded, syndicated loan that will finance the 35 MW expansion of the co-generation plant in Cia. Açucareira Vale do Rosário. The project has a key environmental sustainability characteristic, given that it produces clean power from sugar cane bagasse.

The loan portfolio in the Wholesale segment reached R$15,519 million balance at the end of 2003, essentially the same amount as the previous year, largely because of the impact of the appreciation of the real on the portion of the loan portfolio pegged to the US dollar.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net income of R$258 million in 2003 with a ROAE of 18.1% for the year.

Gross revenues in 2003 reached R$3,373 million, 37.1% above the previous year. The corporate segment's performance and the sale of new products in private pension contributed to this growth above market average.

Unibanco's insurance and pension plans companies ranked 4 th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8% market share (November/2003 figures).

Technical reserves amounted to R$3.892 million at the end of the year.

The combined ratio, which measures the eficiency of the insurance companies, was 100.4%. The extended combined ratio, which includes financial revenues, reached 82.9% in 2003.

Unibanco AIG Previdência posted net income of R$48 million in 2003, 54.8%. Gross sales revenues for the year reached R$1,220 million, up 83.5%. Unibanco AIG Previdência ranked 4 th in pension plan sales until November 2003, with 9.1% market share, according to the ANAPP November 2003 official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco's branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP's statistics for November 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$621 million. The company services approximately 650,000 individual customers and 1,112 corporate clients.

Wealth Management

Unibanco Asset Management (UAM) ended 2003 with R$26,945 million in assets under management, up 46.6% Y-o-Y. The last quarter of the year had a positive fund raising of R$ 1,337 million, as a result of the good performance of UAM's investment products and the new customer service model available across several channels. This model of customer service combines a set of products and services targeting the generation, protection, growth, and perpetuation of wealth in the form of financial investments, real estates properties or companies holdings.

According to ANBID data, in December 2003, Unibanco Private Bank market share was 6% of total funds and managed portfolios in the segment.

Human Resources: Unibanco People

In December 2003, Unibanco's staff totaled 27,625 professionals. In 2003, R$26 million were invested on several initiatives, ranging from specific training programs to MBAs in Brazil and abroad.

During the period, 365 university students joined the Internship Program. The Trainee Program, which gives trainees the opportunity to work with teams from many different areas, and which involves the execution of actions aligned with corporate strategy, had 15 participants during the year. The Future Bank, a pioneering initiative, developed in association with the University of Campinas – Unicamp; and the Brazilian Capital Markets Institute – Ibmec, designed to bridge the gap between the academic world and the market, helped to attract talented young people. In 2003, the project involved 29 university students.

The Summer Internship Program was implemented two years ago. Its objective is to strengthen relations with top-ranked foreign universities and to attract high-potential professionals, offering MBA students up to three-month long internships during their summer vacations. In 2003, Unibanco hired 10 professionals from the best American and European universities.

The Stock Option Plan granted 530,800,000 Units to 155 employees in 2003. This program recognizes people with outstanding performance and commitment to long-term results.

All employees have access to a Pension Plan. The plan links the level of benefits to the individual contribution and to corporate results, either in the form of free benefit plans (PGBL) or in a private entity. As of December 2003, there were 7,941 participants in this Plan.

In 2003, an employee committee offered new ideas to improve Unibanco's Profit Sharing program, which was adjusted to the Balanced Scorecard guidelines, ensuring more transparency and talent recognition. All employees are eligible for the program.

The Walther Moreira Salles award, inspired by Unibanco's founder and well-known mentor, shows appreciation and recognition to outstanding professional performance and disseminates the best practices developed at the bank. It has already honored about 270 employees in its four years of existence, distributing to each of the winning teams 200,000 Units.

In 2003, Unibanco was recognized by Exame Magazine as one of the 40 Best Workplaces for Women. As highlights for that ranking, women comprise 55% of Unibanco's employees, and 35% of executive or managerial positions.

Global Offer

In September 2003, Mizuho Corporate Bank Ltd and Commerzbank Aktiengesellschaft sold, through a global offering, all and part of their stakes, respectively. As result, Mizuho is no longer a shareholder in Unibanco and Unibanco Holdings, whereas Commerzbank reduced its participation.

The Units (certificates representing one preferred share issued by Unibanco and one Class B preferred share issued by Unibanco Holdings, traded at Bovespa under the ticker symbol UBBR11, and at the New York Stock Exchange, in lots of 500 Units, under the symbol UBB) were sold at R$ 109.67 per 1,000 Units, totaling R$ 637 million. Of this total, some 1.7 billion Units (30% of the operation) were placed with individual and institutional investors in Brazil, and the remaining 4.1 billion Units were placed with foreign investors in the form of GDS, through the OTC market.

The volume of Units sold through this offering represents 11.66% of Unibanco Holdings non-voting capital and 9.36% of Unibanco's non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings (Unibanco's controlling shareholder) formalized a public offering to exchange pairs of preferred shares for Units. After public auctions on September 22 and October 30, 2003, 15.6 billion and 1.25 billion of preferred shares, respectively, have been converted into Units. Some 2.9 billion Unibanco preferred shares (which do not constitute Units) remained outstanding, representing approximately 2% of total equity.

In November 2003, the Company started the Conversion Program, limited to shareholders who owned Unibanco preferred stock and Unibanco Holdings Class B preferred stock at the time the Public Exchange Offer was published (September 15, 2003). These shareholders are entitled to convert their pairs of preferred shares into Units. The Conversion Program is set to last two years.

Stock Repurchase Program

Unibanco and Unibanco Holdings on May 13, 2003, completed the stock buyback program launched on February 13. The program sought to acquire preferred shares and Units issued by Unibanco and Unibanco Holdings, to be held in the bank's treasury for later sale or cancellation, without reduction in total equity. In all, 228 million Unibanco preferred shares, 167,225,000 Units and 372,900 Global Depositary Shares have been acquired, at an average cost of R$40.91 per preferred share, R$98.91 per Unit and US$13.77 per GDS. The repurchased volume, at some R$43 million, corresponded to approximately 20% of the total authorized in the repurchase program.

Stocks Trading

In 2003, the volume of Unibanco and Unibanco Holdings GDSs traded in the NYSE reached US$2,1 billion and, in Bovespa, R$801.4 million. The Units (UBBR11) rose by 81% and the GDS, traded in the New York Stock Exchange (NYSE: UBB), by 128% in dollar terms. In the same period, Ibovespa gained 97% and the Dow Jones appreciated 25%.

Unibanco stock is actively traded at Bovespa since 1968 and at NYSE since 1997. In both markets the same standards of information release are maintained, including the presentation of financial statements prepared in accordance with both Brazilian and US accounting standards, as well as compliance with the regulations of the Brazilian Securities Commission ( CVM – Comissão de Valores Mobiliários ) and of the United States SEC – Securities and Exchange Commission.

Independent Auditors

To ensure the independence of its external auditors, Unibanco has a policy of limiting the services, other than the auditing services rendered by the external auditor, to an amount of remuneration which is less than 5% of the amount paid for the independent auditing services. Additionally, for the years ended December 31, 2002 and 2003, the external auditors of Unibanco were hired only to render independent auditing services.

Market Recognitions

Unibanco's IR website was elected the best in the Banks and Financial Services category, and runner-up among all Latin America companies. Unibanco has won the Top 5 award four consecutive times.

Unibanco was recognized by Latin Finance Magazine as the Most Improved Bank in Brazil in the November 2003 issue (Bank of the Year).

Social Responsability

Unibanco's social responsibility activities are implemented through two institutes: the Unibanco Institute and the Moreira Salles Institute.

The Unibanco Institute has been involved for over 20 years in a wide range of social welfare activities. Since 2002, the Institute has concentrated its efforts on education. The projects that it presently supports focus on the social inclusion of underprivileged adolescents and young adults, by means of activities designed to reduce the lack of school education, provide professional training, and encourage education for entrepreneurs.

The programs supported by the Institute are not only intended to transmit knowledge, but also to help participants recover their self-esteem, acquire an understanding of individual rights, and exercise citizenship, revealing to them the opportunity for integration with society and with the country's efforts towards sustained growth. Teacher training has been a particular focus of attention, given their importance in educating and transmitting values to our youth. Special attention has also been given to bringing the environmental issue to the classroom, in order to motivate students and transform them into multiplying agents of environmental awareness within their own families and communities.

The Moreira Salles Institute focuses on divulging Brazilian culture and especially on conserving its memory. It carries out its own specific projects, mostly on photography, literature, cinema, Brazilian music, and fine arts.

In 2003, the Moreira Salles Institute cultural centers were visited by roughly 143 thousand people, up by 40% vs. the previous year. 45 photography and fine arts exhibitions were held. For children and teenagers, the Institute hosted 54 activities involving art education, films, and theatre. Over the course of the year, more than 31 thousand people (including students and the public at large) took part in 1.2 thousand guided visits to the exhibitions. The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted more than three million spectators during the year.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2003
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	December 31, 2003

10.0.0.00.00.00	TOTAL ASSETS	59,933,318.48
10.1.0.00.00.00	CURRENT ASSETS	38,284,902.71
10.1.1.00.00.00	CASH AND DUE FROM BANKS	848,223.35
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,514,266.87
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,018,010.24
10.1.2.22.00.00	Interbank Deposits	3,496,256.63
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,265,361.38
10.1.3.10.00.00	Own Portfolio	2,710,401.54
10.1.3.20.00.00	Subject to Repurchase Commitments	120,958.57
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,335,928.67
10.1.3.40.00.00	Pledged under Guarantees Rendered	663,041.14
10.1.3.85.00.00	Derivative Financial Instruments	435,031.46
10.1.4.00.00.00	INTERBANK ACCOUNTS	3,893,974.28
10.1.4.10.00.00	Payments and Receipts Pending Settlement	7,472.90
10.1.4.20.00.00	Compulsory Deposits	3,879,660.50
10.1.4.20.10.00	Brazilian Central Bank	3,877,631.08
10.1.4.20.40.00	National Housing System - SFH	2,029.42
10.1.4.80.00.00	Correspondent Banks	6,840.88
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	12,453.20
10.1.5.10.00.00	Third-party Funds in Transit	26.96
10.1.5.20.00.00	Internal Transfers of Funds	12,426.24
10.1.6.00.00.00	LENDING OPERATIONS	11,364,410.95
10.1.6.10.00.00	Lending Operations	12,035,171.46
10.1.6.10.10.00	Public Sector	245,421.22
10.1.6.10.20.00	Private Sector	11,789,750.24
10.1.6.90.00.00	Allowance for Lending Losses	(670,760.51)
10.1.8.00.00.00	OTHER CREDITS	4,156,685.96
10.1.8.20.00.00	Foreign Exchange Portfolio	2,712,683.55
10.1.8.30.00.00	Income Receivable	217,489.72
10.1.8.40.00.00	Negotiation and Intermediation of Securities	88,331.79
10.1.8.70.00.00	Sundry	1,160,856.39
10.1.8.90.00.00	Allowance for Other Credits Losses	(22,675.49)
10.1.9.00.00.00	OTHER ASSETS	229,526.72
10.1.9.40.00.00	Other Assets	83,811.37
10.1.9.70.00.00	Allowance for Other Assets Losses	(24,540.51)
10.1.9.90.00.00	Prepaid Expenses	170,255.86
10.2.0.00.00.00	LONG-TERM ASSETS	15,228,595.46
10.2.2.00.00.00	INTERBANK INVESTMENTS	327,755.58
10.2.2.22.00.00	Interbank Deposits	327,755.58
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,064,350.52
10.2.3.10.00.00	Own Portfolio	2,726,895.69
10.2.3.20.00.00	Subject to Repurchase Commitments	689,153.49
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,222,982.85
10.2.3.40.00.00	Pledged under Guarantees Rendered	286,178.03
10.2.3.85.00.00	Derivative Financial Instruments	139,140.46
10.2.4.00.00.00	INTERBANK ACCOUNTS	40,340.59
10.2.4.20.00.00	Compulsory Deposits	40,340.59
10.2.4.20.40.00	National Housing System - SFH	40,340.59
10.2.6.00.00.00	LENDING OPERATIONS	7,297,781.93
10.2.6.10.00.00	Lending Operations	7,590,465.58
10.2.6.10.10.00	Public Sector	255,005.57
10.2.6.10.20.00	Private Sector	7,335,460.01
10.2.6.90.00.00	Allowance for Lending Losses	(292,683.65)
10.2.8.00.00.00	OTHER CREDITS	2,467,928.71
10.2.8.10.00.00	Receivables on Guarantees Honored	8,057.39
10.2.8.30.00.00	Income Receivable	3,029.52
10.2.8.70.00.00	Sundry	2,458,471.76
10.2.8.90.00.00	Allowance for Other Credits Losses	(1,629.96)
10.2.9.00.00.00	OTHER ASSETS	30,438.13
10.2.9.90.00.00	Prepaid Expenses	30,438.13
10.3.0.00.00.00	PERMANENT ASSETS	6,419,820.31
10.3.1.00.00.00	INVESTMENTS	5,646,390.98
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,619,484.55
10.3.1.20.10.00	Local	4,282,970.19
10.3.1.20.20.00	Foreign	1,336,514.36
10.3.1.50.00.00	Other Investments	52,165.62
10.3.1.90.00.00	Allowance for Losses	(25,259.19)
10.3.2.00.00.00	FIXED ASSETS	356,875.36
10.3.2.30.00.00	Land and buildings in use	152,782.88
10.3.2.40.00.00	Other Fixed Assets	727,345.14
10.3.2.90.00.00	Accumulated Depreciation	(523,252.66)
10.3.4.00.00.00	DEFERRED CHARGES	416,553.97
10.3.4.10.00.00	Organization and Expansion Costs	764,287.79
10.3.4.90.00.00	Accumulated Amortization	(347,733.82)
40.0.0.00.00.00	TOTAL LIABILITIES	59,933,318.48
40.1.0.00.00.00	CURRENT LIABILITIES	34,514,761.68
40.1.1.00.00.00	DEPOSITS	16,844,100.39
40.1.1.10.00.00	Demand Deposits	2,380,121.42
40.1.1.20.00.00	Savings Deposits	5,499,119.39
40.1.1.30.00.00	Interbank Deposits	1,299,432.24
40.1.1.40.00.00	Time Deposits	7,665,427.34
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,275,636.21
40.1.2.10.00.00	Own Portfolio	781,223.27
40.1.2.20.00.00	Third Parties Portfolio	6,483,025.78
40.1.2.30.00.00	Unrestricted Portfolio	11,387.16
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,652,937.46
40.1.3.30.00.00	Mortgage Notes	779,623.80
40.1.3.50.00.00	Securities Abroad	1,873,313.66
40.1.4.00.00.00	INTERBANK ACCOUNTS	49,544.61
40.1.4.10.00.00	Receipts and Payments Pending Settlement	12,363.31
40.1.4.40.00.00	Correspondent Banks	37,181.30
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	372,354.59
40.1.5.10.00.00	Third-Party Funds in Transit	367,090.26
40.1.5.20.00.00	Internal Transfer of Funds	5,264.33
40.1.6.00.00.00	BORROWINGS	2,952,231.48
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	336.87
40.1.6.30.00.00	Foreign Borrowings	2,951,894.61
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,817,219.98
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	759,468.67
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	975,376.07
40.1.7.90.00.00	Other Institutions	82,375.24
40.1.8.00.00.00	FOREIGN ONLENDINGS	38,456.76
40.1.8.10.00.02	Foreign Onlendings	38,456.76
40.1.9.00.00.00	OTHER LIABILITIES	2,512,280.20
40.1.9.10.00.00	Collection of Taxes and Social Contributions	32,853.92
40.1.9.20.00.00	Foreign Exchange Portfolio	1,163,435.90
40.1.9.30.00.00	Social and Statutory	249,761.82
40.1.9.40.00.00	Taxes and Social Security	182,575.43
40.1.9.50.00.00	Negotiation and Intermediation of Securities	20,290.60
40.1.9.85.00.00	Subordinated Debit	11,239.23
40.1.9.87.00.00	Derivative Financial Instruments	167,795.93
40.1.9.90.00.00	Sundry	684,327.37
40.2.0.00.00.00	LONG-TERM LIABILITIES	18,248,954.15
40.2.1.00.00.00	DEPOSITS	8,855,906.43
40.2.1.30.00.00	Interbank Deposits	406,076.17
40.2.1.40.00.00	Time Deposits	8,449,830.26
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	562,168.47
40.2.3.30.00.00	Mortgage Notes	35,511.77
40.2.3.50.00.00	Securities Abroad	526,656.70
40.2.6.00.00.00	BORROWINGS	373,547.81
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	869.00
40.2.6.30.00.00	Foreign Borrowings	372,678.81
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,249,629.88
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,230,779.89
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	921,551.95
40.2.7.90.00.00	Other Institutions	97,298.04
40.2.8.00.00.00	FOREIGN ONLENDINGS	214,822.84
40.2.8.10.00.00	Foreign Onlendings	214,822.84
40.2.9.00.00.00	OTHER LIABILITIES	4,992,878.72
40.2.9.40.00.00	Taxes and Social Security	202,728.73
40.2.9.85.00.00	Subordinated Debt	1,457,382.70
40.2.9.87.00.00	Derivative Financial Instruments	139,590.91
40.2.9.90.00.00	Sundry	3,193,176.38
40.5.0.00.00.00	DEFERRED INCOME	13,706.90
40.5.1.00.00.00	Deferred Income	13,706.90
40.6.0.00.00.00	STOCKHOLDERS' EQUITY	7,155,895.75
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,561,800.05
40.6.1.20.00.00	Foreign Residents	1,128,801.76
40.6.4.00.00.00	Capital Reserves	158,472.50
40.6.5.00.00.00	Revaluation Reserves	7,991.10
40.6.6.00.00.00	Revenue Reserves	3,650,033.19
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(219,079.57)
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From October 1, 2003 to December 31, 2003	From January 1, 2003 to December 31, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,179,216.92	9,104,037.80
10.1.1.10.10.11	Lending Operations	1,186,461.35	4,681,444.87
10.1.1.10.10.15	Marketable Securities	803,849.12	2,839,271.62
10.1.1.10.10.16	Derivative Financial Instruments	49,115.88	913,541.66
10.1.1.10.10.17	Foreign Exchange Transactions	34,963.38	149,904.66
10.1.1.10.10.19	Compulsory Deposits	104,827.19	519,874.99
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,528,885.11)	(5,988,091.24)
10.1.1.10.20.12	Deposits and Securities Sold	(1,199,947.72)	(4,814,244.11)
10.1.1.10.20.14	Borrowings and Onlendings	(154,075.39)	(499,770.31)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(174,862.00)	(674,076.82)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	650,331.81	3,115,946.56
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(293,717.67)	(1,624,398.85)
10.1.1.20.21.00	Services Rendered	399,797.44	1,428,734.39
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(342,704.59)	(1,294,928.32)
10.1.1.20.24.00	Other Administrative Expenses	(434,589.58)	(1,575,083.94)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(80,012.70)	(290,191.39)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	318,332.69	1,045,365.66
10.1.1.20.25.00	Other Operating Income	91,373.69	310,094.28
10.1.1.20.32.00	Other Operating Expenses	(245,914.62)	(1,248,389.53)
10.1.1.00.00.00	OPERATING INCOME	356,614.14	1,491,547.71
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(14,029.53)	(17,959.01)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	342,584.61	1,473,588.70
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(3,565.03)	(264,030.01)
10.2.1.00.00.00	Provision for Income Tax	21,541.59	(14,995.00)
10.2.2.00.00.00	Provision for Social Contribution	(6,645.00)	(6,645.00)
10.2.3.00.00.00	Deferred Tax Asset	(18,461.62)	(242,390.01)
10.3.0.00.00.00	PROFIT SHARING	(47,594.38)	(157,212.39)
10.0.0.00.00.00	NET INCOME	291,425.20	1,052,346.30
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(98,035.00)	(425,751.87)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002117739906	0.000007647230761

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES				UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

					REVENUE RESERVES
					LEGAL	STATUTORY	OTHERS

00.0.1.01.00.00	AT SEPTEMBER 30, 2003	3,690,601.81	158,275.88	8,130.22	298,872.57	3,020,686.49	-	(159,342.42)	138,174.95	(132,123.28)	7,023,276.22
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	-	(1,121.02)	-	(1,121.02)
		-	-	-	-	-	-	(59,737.15)	-	-	(59,737.15)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	196.62	-	-	-	-	-	-	-	196.62
00.0.1.13.00.00	REVERSAL/REALIZATION OF REVALUATION RESERVES	-	-	(139,12)	-	-	-	-	-	-	(139,12)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	291,425.20	-	291,425.20
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	28,076.00	52,398.13	250,000.00	-	(330,474.13)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-	(98,005.00)	-	(98,005.00)
00.0.1.00.00.00	AT DECEMBER 31, 2003	3,690,601.81	158,472.50	7,991.10	326,948.57	3,073,084.62	250,000.00	(219,079.57)	-	(132,123.28)	7,155,895.75
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	196.62	(139.12)	28,076.00	52,398.13	250,000.00	(59,737.15)	(138,174.95)	-	132,619.53
00.0.6.00.00.0	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-		-	-	-	0.000000712186521

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2003 to December 31, 2003

10.0.0.00.00.00	FINANCIAL RESOURCES PROVIDED BY	2,213,053.32
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	13,418.51
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(866.63)
10.5.0.00.00.00	THIRD PARTY FUNDS	2,200,501.44
10.5.1.00.00.00	Increase in Liabilities	928,950.78
10.5.1.01.00.00	Deposits	268,519.46
10.5.1.05.00.00	Mortgage notes	41,405.19
10.5.1.09.00.00	Other Liabilities	619,026.13
10.5.2.00.00.00	Decrease in Assets	1,042,139.17
10.5.2.01.00.00	Interbank Investments	235,518.57
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	355,945.04
10.5.2.03.00.00	Interbank and interdepartmental accounts	140,672.25
10.5.2.07.00.00	Other Credits	310,003.31
10.5.3.00.00.00	Sale of Assets and Investments	79,202.49
10.5.3.01.00.00	Investments	5,315.85
10.5.3.02.00.00	Foreclosed Assets	27,630.00
10.5.3.03.00.00	Fixed Assets	7,248.00
10.5.3.05.00.01	Investmens	39,008.64
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	150,209.00
20.0.0.00.00.00	FINANCIAL RESOURCES USED FOR	2,059,980.48
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	98,005.00
20.4.0.00.00.00	INVESTMENTS IN	65,390.67
20.4.2.00.00.00	Foreclosed Assets	26,488.00
20.4.3.00.00.00	Fixed Assets	28,831.74
20.4.5.00.00.00	Investments	10,070.93
20.5.0.00.00.00	DEFERRED CHARGES	29,956.03
20.6.0.00.00.00	INCREASE IN ASSETS	1,162,715.67
20.6.4.00.00.00	Lending Operations	1,066,305.52
20.6.7.00.00.0	Other Assets	96,410.15
20.7.0.00.00.00	DECREASE IN LIABILITIES	703,913.11
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	128,683.05
20.7.7.00.00.00	Interbank and Interdepartmental accounts	499,179.55
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	76,050.51
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	153,072.84

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	695,150.51
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	848,223.35
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	153,072.84

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31, 2003

10.0.0.00.00.00	TOTAL ASSETS	69,631,533.84
10.1.0.00.00.00	CURRENT ASSETS	47,979,633.28
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,083,300.51
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,930,296.04
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,758,319.74
10.1.2.22.00.00	Interbank Deposits	2,171,976.30
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,812,552.47
10.1.3.10.00.00	Own Portfolio	6,738,135.75
10.1.3.20.00.00	Subject to Repurchase Commitments	334,524.93
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,460,964.89
10.1.3.40.00.00	Pledged under Guarantees Rendered	953,073.98
10.1.3.85.00.00	Derivative Financial Instruments	325,852.92
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,139,811.98
10.1.4.10.00.00	Payments and Receipts Pending Settlement	9,224.84
10.1.4.20.00.00	Compulsory Deposits	4,118,116.85
10.1.4.20.10.00	Brazilian Central Bank	4,116,087.43
10.1.4.20.40.00	National Housing System - SFH	2,029.42
10.1.4.80.00.00	Correspondent Banks	12,470.29
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	12,922.25
10.1.5.10.00.00	Third-party Funds in Transit	414.09
10.1.5.20.00.00	Internal Transfers of Funds	12,508.16
10.1.6.00.00.00	LENDING OPERATIONS	15,601,861.34
10.1.6.10.00.00	Lending Operations	16,793,831.78
10.1.6.10.10.00	Public Sector	245,421.22
10.1.6.10.20.00	Private Sector	16,548,410.56
10.1.6.90.00.00	Allowance for Lending Losses	(1,191,970.44)
10.1.7.00.00.00	LEASING OPERATIONS	253,626.55
10.1.7.10.00.00	Leasing Operations	518,706.83
10.1.7.80.00.00	Unearned Leasing Income	(259,412.54)
10.1.7.90.00.00	Allowance for Leasing Losses	(5,667.74)
10.1.8.00.00.00	OTHER CREDITS	5,728,582.20
10.1.8.20.00.00	Foreign Exchange Portfolio	2,712,660.21
10.1.8.30.00.00	Income Receivable	129,025.95
10.1.8.40.00.00	Negotiation and Intermediation of Securities	237,718.38
10.1.8.70.00.00	Sundry	2,674,812.67
10.1.8.90.00.00	Allowance for Other Credits Losses	(25,635.01)
10.1.9.00.00.00	OTHER ASSETS	416,679.94
10.1.9.40.00.00	Other Assets	186,965.04
10.1.9.70.00.00	Allowance for Other Assets Losses	(52,240.72)
10.1.9.90.00.00	Prepaid Expenses	281,955.62
10.2.0.00.00.00	LONG-TERM ASSETS	18,450,192.28
10.2.2.00.00.00	INTERBANK INVESTMENTS	30,615.98
10.2.2.22.00.00	Interbank Deposits	30,615.98
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,692,890.25
10.2.3.10.00.00	Own Portfolio	3,251,222.90
10.2.3.20.00.00	Subject to Repurchase Commitments	752,809.05
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,223,572.81
10.2.3.40.00.00	Pledged under Guarantees Rendered	355,922.07
10.2.3.85.00.00	Derivative Financial Instruments	109,363.42
10.2.4.00.00.00	INTERBANK ACCOUNTS	40,340.59
10.2.4.20.00.00	Compulsory Deposits	40,340.59
10.2.6.00.00.00	LENDING OPERATIONS	7,828,128.75
10.2.6.10.00.00	Lending Operations	8,141,381.57
10.2.6.10.10.00	Public Sector	255,005.57
10.2.6.10.20.00	Private Sector	7,886,376.00
10.2.6.90.00.00	Allowance for Lending Losses	(313,252.82)
10.2.7.00.00.00	LEASING OPERATIONS	210,020.92
10.2.7.10.00.00	Leasing Operations	471,674.85
10.2.7.10.20.00	Private Sector	471,674.85
10.2.7.80.00.00	Unearned Leasing Income	(256,385.74)
10.2.7.90.00.00	Allowance for Leasing Losses	(5,268.19)
10.2.8.00.00.00	OTHER CREDITS	4,591,628.46
10.2.8.10.00.00	Receivables on Guarantees Honored	8,057.39
10.2.8.30.00.00	Income Receivable	3,029.52
10.2.8.70.00.00	Sundry	4,587,390.43
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,848.88)
10.2.9.00.00.00	OTHER ASSETS	56,567.33
10.2.9.90.00.00	Prepaid Expenses	56,567.33
10.3.0.00.00.00	PERMANENT ASSETS	3,201,708.28
10.3.1.00.00.00	INVESTMENTS	1,555,599.16
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,401,046.93
10.3.1.20.10.00	Local	1,401,046.93
10.3.1.50.00.00	Other Investments	218,185.97
10.3.1.90.00.00	Allowance for Losses	(63,633.74)
10.3.2.00.00.00	FIXED ASSETS	988,338.55
10.3.2.30.00.00	Land and buildings in use	687,631.07
10.3.2.40.00.00	Other Fixed Assets	1,259,891.35
10.3.2.90.00.00	Accumulated Depreciation	(959,183.87)
10.3.4.00.00.00	DEFERRED CHARGES	657,770.57
10.3.4.10.00.00	Organization and Expansion Costs	1,198,694.82
10.3.4.90.00.00	Accumulated Amortization	(540,924.25)
40.0.0.00.00.00	TOTAL LIABILITIES	69,631,533.84
40.1.0.00.00.00	CURRENT LIABILITIES	39,727,987.94
40.1.1.00.00.00	DEPOSITS	17,422,111.28
40.1.1.10.00.00	Demand Deposits	2,728,555.37
40.1.1.20.00.00	Savings Deposits	5,917,859.37
40.1.1.30.00.00	Interbank Deposits	248,323.71
40.1.1.40.00.00	Time Deposits	8,527,372.83
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,183,988.31
40.1.2.10.00.00	Own Portfolio	813,600.86
40.1.2.20.00.00	Third Parties Portfolio	6,370,387.45
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,917,961.18
40.1.3.30.00.00	Mortgage Notes	793,891.36
40.1.3.50.00.00	Securities Abroad	2,124,069.82
40.1.4.00.00.00	INTERBANK ACCOUNTS	20,488.69
40.1.4.10.00.00	Receipts and Payments Pending Settlement	16,554.70
40.1.4.40.00.00	Correspondent Banks	3,933.99
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	373,616.05
40.1.5.10.00.00	Third-Party Funds in Transit	368,246.31
40.1.5.20.00.00	Internal Transfer of Funds	5,369.74
40.1.6.00.00.00	BORROWINGS	3,153,376.18
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	336.87
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	257,571.41
40.1.6.30.00.00	Foreign Borrowings	2,895,467.90
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,068,120.70
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	759,468.66
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,226,276.80
40.1.7.90.00.00	Other Institutions	82,375.24
40.1.8.00.00.00	FOREIGN ONLENDINGS	38,456.76
40.1.8.10.00.00	Foreign Onlendings	38,456.76
40.1.9.00.00.00	OTHER LIABILITIES	6,549,868.79
40.1.9.10.00.00	Collection of Taxes and Social Contributions	34,104.44
40.1.9.20.00.00	Foreign Exchange Portfolio	1,163,435.90
40.1.9.30.00.00	Social and Statutory	282,208.12
40.1.9.40.00.00	Taxes and Social Security	589,141.07
40.1.9.50.00.00	Negotiation and Intermediation of Securities	232,511.73
40.1.9.85.00.00	Subordinated Debt	11,237.21
40.1.9.87.00.00	Derivative Financial Instruments	125,461.46
40.1.9.90.00.00	Sundry	4,111,768.86
40.2.0.00.00.00	LONG-TERM LIABILITIES	21,836,276.58
40.2.1.00.00.00	DEPOSITS	7,934,507.68
40.2.1.30.00.00	Interbank Deposits	27,905.69
40.2.1.40.00.00	Time Deposits	7,906,601.99
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	547,291.98
40.2.3.30.00.00	Mortgage Notes	35,511.77
40.2.3.50.00.00	Securities Abroad	511,780.21
40.2.6.00.00.00	BORROWINGS	358,544.65
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	869.00
40.2.6.30.00.00	Foreign Borrowings	357,675.65
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,595,467.66
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,230,779.89
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,267,389.73
40.2.7.90.00.00	Other Institutions	97,298.04
40.2.8.00.00.00	FOREIGN ONLENDINGS	214,822.83
40.1.8.10.00.00	Foreign Onlendings	214,822.83
40.2.9.00.00.00	OTHER LIABILITIES	9,185,641.78
40.2.9.40.00.00	Taxes and Social Security	813,391.59
40.2.9.85.00.00	Subordinated Debt	1,456,833.76
40.2.9.87.00.00	Derivative Financial Instruments	127,584.43
40.2.9.90.00.00	Sundry	6,787,832.00
40.5.0.00.00.00	DEFERRED INCOME	78,430.50
40.5.1.00.00.00	Deferred Income	78,430.50
40.9.0.00.00.00	MINORITY INTEREST	832,943.07
40.6.0.00.00.00	STOCKHOLDERS' EQUITY	7,155,895.75
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,561,800.05
40.6.1.20.00.00	Foreign Residents	1,128,801.76
40.6.4.00.00.00	Capital Reserves	158,472.50
40.6.5.00.00.00	Revaluation Reserve	7,991.10
40.6.6.00.00.00	Revenue Reserves	3,650,033.19
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(219,079.57)
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From October 1, 2003 to December 31, 2003	From January 1, 2003 to December 31, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,044,605.55	12,062,504.13
10.1.1.10.10.11	Lending Operations	1,923,962.23	7,572,217.09
10.1.1.10.10.13	Leasing Operations	24,970.62	85,892.19
10.1.1.10.10.15	Marketable Securities	976,919.64	3,184,339.68
10.1.1.10.10.16	Derivative Financial Instruments	(22,858.71)	533,620.66
10.1.1.10.10.17	Foreign Exchange Transactions	36,270.22	164,396.49
10.1.1.10.10.19	Compulsory Deposits	105,341.55	522,038.02
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,663,991.25)	(6,378,244.30)
10.1.1.10.20.12	Deposits and Securities Sold	(1,141,520.29)	(4,265,025.25)
10.1.1.10.20.14	Borrowings and Onlendings	(179,921.20)	(658,266.65)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(342,549.76)	(1,454,952.40)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,380,614.30	5,684,259.83
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(925,425.45)	(3,777,705.58)
10.1.1.20.21.00	Services Rendered	785,016.67	2,838,144.20
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(460,052.65)	(1,772,343.04)
10.1.1.20.24.00	Other Administrative Expenses	(776,076.88)	(2,805,790.31)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(168,619.43)	(646,750.79)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	(109.30)	435.08
10.1.1.20.25.00	Other Operating Income	948,927.79	3,483,084.08
10.1.1.20.32.00	Other Operating Expenses	(1,254,511.65)	(4,874,484.80)
10.1.1.00.00.00	OPERATING INCOME	455,188.85	1,906,554.25
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	1,553.82	10,522.09
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	456,742.67	1,917,076.34
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(66,119.96)	(493,223.41)
10.2.1.00.00.00	Provision for income tax	(16,411.43)	(178,898.82)
10.2.2.00.00.00	Provision for social contribution	(19,094.33)	(81,079.36)
10.2.3.00.00.00	Deferred tax asset	(30,614.20)	(233,245.23)
10.3.0.00.00.00	PROFIT SHARING	(66,445.49)	(226,897.29)
40.0.0.00.00.00	MINORITY INTEREST	(35,752.02)	(144,609.34)
10.0.0.00.00.00	NET INCOME	324,177.22	1,196,955.64
20.0.0.00.00.00	INTEREST ON OWN CAPITAL (-)	(98,005.00)	(425,751.87)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000002117739906	0.000007647230761

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES				UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

					REVENUE RESERVES
					LEGAL	STATUTORY	OTHERS

00.0.1.01.00.00	AT SEPTEMBER 30, 2003	3,690,601.81	158,275.88	8,130.22	298,872.57	3,020,686.49	-	(159,342.42)	138,174.95	(132,123.28)	7,023,276.22
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	-	(1,121.02)	-	(1,121.02)
		-	-	-	-	-	-	(59,737.15)	-	-	(59,737.15)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	196.62	-	-	-	-	-	-	-	196.62
00.0.1.13.00.00	REVERSAL/REALIZATION OF REVALUATION RESERVES	-	-	(139,12)	-	-	-	-	-	-	(139,12)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	291,425.20	-	291,425.20
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	28,076.00	52,398.13	250,000.00	-	(330,474.13)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-	(98,005.00)	-	(98,005.00)
00.0.1.00.00.00	AT DECEMBER 31, 2003	3,690,601.81	158,472.50	7,991.10	326,948.57	3,073,084.62	250,000.00	(219,079.57)	-	(132,123.28)	7,155,895.75
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	196.62	(139.12)	28,076.00	52,398.13	250,000.00	(59,737.15)	(138,174.95)	-	132,619.53
00.0.6.00.00.0	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-		-	-	-	0.000000712186521

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2003 to December 31, 2003

10.0.0.00.00.00	FINANCIAL RESOURCES PROVIDED BY	3,052,200.81
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	358,279.50
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	3,458.85
10.5.0.00.00.00	THIRD PARTY FUNDS	2,690,462.46
10.5.1.00.00.00	Increase in Liabilities	2,144,991.33
10.5.1.01.00.00	Deposits	370,734.29
10.5.1.05.00.00	Mortgage Notes	42,221.62
10.5.1.08.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	138,938.97
10.5.1.09.00.00	Other Liabilities	1,593,096.45
10.5.2.00.00.00	Decrease in Assets	429,418.28
10.5.2.02.00.00	Marketable Securities	191,487.46
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	131,035.34
10.5.2.06.00.00	Other Credits	106,895.48
10.5.3.00.00.00	Sale of Assets and Investments	113,552.85
10.5.3.01.00.00	Investments in subsidiaries	5,315.85
10.5.3.02.00.00	Foreclosed Assets	48,556.00
10.5.3.03.00.00	Fixed Assets	47,093.00
10.5.3.05.00.00	Investments	12,588.00
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	2,500.00
20.0.0.00.00.00	FINANCIAL RESOURCES USED FOR	2,824,156.76
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	98,005.00
20.4.0.00.00.00	INVESTMENTS IN	112,509.14
20.4.2.00.00.00	Foreclosed Assets	31,949.00
20.4.3.00.00.00	Fixed Assets	65,699.72
20.4.5.00.00.00	Investments	14,860.42
20.5.0.00.00.00	DEFERRED CHARGES	33,444.94
20.6.0.00.00.00	INCREASE IN ASSETS	1,863,642.19
20.6.1.00.00.00	Interbank Deposits	46,316.85
20.6.4.00.00.00	Lending Operations	1,698,438.47
20.6.5.00.00.00	Leasing operations	18,639.48
20.6.6.00.00.00	Others Assets	100,247.39
20.7.0.00.00.00	DECREASE IN LIABILITIES	716,555.49
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	157,645.67
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	558,909.82
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	228,044.05

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	855,256.46
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,083,300.51
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	228,044.05

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31, 2003
10.0.0.00.00.00	TOTAL ASSETS	63,634,283.08
10.1.0.00.00.00	CURRENT ASSETS	42,362,366.78
10.1.1.00.00.00	CASH AND DUE FROM BANKS	972,636.26
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,633,385.74
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,757,537.12
10.1.2.22.00.00	Interbank Deposits	1,875,848.62
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,022,518.94
10.1.3.10.00.00	Own Portfolio	2,892,281.18
10.1.3.20.00.00	Subject to Repurchase Commitments	334,524.93
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,474,268.96
10.1.3.40.00.00	Pledged under Guarantees Rendered	953,073.99
10.1.3.85.00.00	Derivative Financial Instruments	368,369.88
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,135,319.99
10.1.4.10.00.00	Payments and Receipts Pending Settlement	9,224.84
10.1.4.20.00.00	Compulsory Deposits	4,118,175.18
10.1.4.20.10.00	Brazilian Central Bank	4,116,145.76
10.1.4.20.40.00	National Housing System - SFH	2,029.42
10.1.4.80.00.00	Correspondent Banks	7,919.97
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	12,850.53
10.1.5.10.00.00	Third-party Funds in Transit	414.09
10.1.5.20.00.00	Internal Transfers of Funds	12,436.44
10.1.6.00.00.00	LENDING OPERATIONS	14,631,933.02
10.1.6.10.00.00	Lending Operations	15,733,694.87
10.1.6.10.10.00	Public Sector	245,421.23
10.1.6.10.20.00	Private Sector	15,488,273.64
10.1.6.90.00.00	Allowance for Lending Losses	(1,101,761.85)
10.1.7.00.00.00	LEASING OPERATIONS	10,753.94
10.1.7.10.00.00	Leasing Operations	274,879.97
10.1.7.10.20.00	Private Sector	274,879.97
10.1.7.80.00.00	Unearned Leasing Income	(258,458.29)
10.1.7.90.00.00	Allowance for Leasing Losses	(5,667.74)
10.1.8.00.00.00	OTHER CREDITS	5,624,400.56
10.1.8.20.00.00	Foreign Exchange Portfolio	2,712,660.21
10.1.8.30.00.00	Income Receivable	205,757.28
10.1.8.40.00.00	Negotiation and Intermediation of Securities	237,718.26
10.1.8.70.00.00	Sundry	2,532,170.89
10.1.8.90.00.00	Allowance for Other Credits Losses	(63,906.08)
10.1.9.00.00.00	OTHER ASSETS	318,567.80
10.1.9.40.00.00	Other Assets	145,438.47
10.1.9.70.00.00	Allowance for Other Assets Losses	(41,700.72)
10.1.9.90.00.00	Prepaid Expenses	214,830.05
10.2.0.00.00.00	LONG-TERM ASSETS	16,593,965.36
10.2.2.00.00.00	INTERBANK INVESTMENTS	30,615.98
10.2.2.22.00.00	Interbank Deposits	30,615.98
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4,729,275.05
10.2.3.10.00.00	Own Portfolio	2,291,236.29
10.2.3.20.00.00	Subject to Repurchase Commitments	752,809.06
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,223,795.49
10.2.3.40.00.00	Pledged under Guarantees Rendered	352,302.74
10.2.3.85.00.00	Derivative Financial Instruments	109,131.47
10.2.4.00.00.00	INTERBANK ACCOUNTS	40,340.59
10.2.4.20.00.00	Compulsory Deposits	40,340.59
10.2.4.20.40.00	National Housing System - SFH	40,340.59
10.2.6.00.00.00	LENDING OPERATIONS	7,840,994.00
10.2.6.10.00.00	Lending Operations	8,155,086.17
10.2.6.10.10.00	Public Sector	255,005.57
10.2.6.10.20.00	Private Sector	7,900,080.60
10.2.6.90.00.00	Allowance for Lending Losses	(314,092.17)
10.2.7.00.00.00	LEASING OPERATIONS	(14,435.23)
10.2.7.10.00.00	Leasing Operations	247,218.70
10.2.7.10.20.00	Private Sector	247,218.70
10.2.7.80.00.00	Unearned Leasing Income	(256,385.74)
10.2.7.90.00.00	Allowance for Leasing Losses	(5,268.19)
10.2.8.00.00.00	OTHER CREDITS	3,910,607.63
10.2.8.10.00.00	Receivables on Guarantees Honored	8,057.39
10.2.8.30.00.00	Income Receivable	3,029.52
10.2.8.70.00.00	Sundry	3,906,369.60
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,848.88)
10.2.9.00.00.00	OTHER ASSETS	56,567.34
10.2.9.90.00.00	Prepaid Expenses	56,567.34
10.3.0.00.00.00	PERMANENT ASSETS	4,677,950.94
10.3.1.00.00.00	INVESTMENTS	2,104,423.82
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,595,026.57
10.3.1.20.10.00	Local Residents	1,506,440.59
10.3.1.20.20.00	Foreign residents	88,585.98
10.3.1.50.00.00	Other Investments	550,012.47
10.3.1.90.00.00	Allowance for Losses	(40,615.22)
10.3.2.00.00.00	FIXED ASSETS	395,284.94
10.3.2.30.00.00	Land and buildings in use	172,365.39
10.3.2.40.00.00	Other Fixed Assets	799,076.46
10.3.2.90.00.00	Accumulated Depreciation	(576,156.91)
10.3.3.00.00.00	LEASED FIXED ASSETS	875,187.12
10.3.3.20.00.00	Leased Assets	1,553,941.31
10.3.3.90.00.00	Accumulated depreciation	(678,754.19)
10.3.4.00.00.00	DEFERRED CHARGES	1,303,055.06
10.3.4.10.00.00	Organization and Expansion Costs	1,930,036.27
10.3.4.90.00.00	Accumulated Amortization	(626,981.21)
40.0.0.00.00.00	TOTAL LIABILITIES	63,634,283.08
40.1.0.00.00.00	CURRENT LIABILITIES	37,247,061.35
40.1.1.00.00.00	DEPOSITS	17,642,426.36
40.1.1.10.00.00	Demand Deposits	2,748,122.69
40.1.1.20.00.00	Savings Deposits	5,917,859.37
40.1.1.30.00.00	Interbank Deposits	248,323.71
40.1.1.40.00.00	Time Deposits	8,728,120.59
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,179,085.75
40.1.2.10.00.00	Own Portfolio	812,238.19
40.1.2.20.00.00	Third Parties Portfolio	6,366,847.56
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,893,229.95
40.1.3.30.00.00	Mortgage Notes	779,623.80
40.1.3.50.00.00	Securities Abroad	2,113,606.15
40.1.4.00.00.00	INTERBANK ACCOUNTS	72,544.97
40.1.4.10.00.00	Receipts and Payments Pending Settlement	16,554.70
40.1.4.40.00.00	Correspondent Banks	55,990.27
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	373,593.66
40.1.5.10.00.00	Third-Party Funds in Transit	368,243.84
40.1.5.20.00.00	Internal Transfer of Funds	5,349.82
40.1.6.00.00.00	BORROWINGS	2,879,926.27
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	336.87
40.1.6.30.00.00	Foreign Borrowings	2,879,589.40
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,068,120.70
40.1.7.10.00.00	National Treasury	6,901.60
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	759,468.66
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	75,473.64
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,226,276.80
40.1.8.00.00.00	FOREIGN ONLENDING	38,456.76
40.1.8.10.00.00	Foreign Onlending	38,456.76
40.1.9.00.00.00	OTHER LIABILITIES	4,099,676.93
40.1.9.10.00.00	Collection of Taxes and Social Contributions	34,205.70
40.1.9.20.00.00	Foreign Exchange Portfolio	1,163,435.90
40.1.9.30.00.00	Social and Statutory	264,571.18
40.1.9.40.00.00	Taxes and Social Security	339,667.50
40.1.9.50.00.00	Negotiation and Intermediation of Securities	231,872.76
40.1.9.85.00.00	Subordinated Debt	11,237.21
40.1.9.87.00.00	Derivative Financial Instruments	123,239.90
40.1.9.90.00.00	Sundry	1,931,446.78
40.2.0.00.00.00	LONG-TERM LIABILITIES	19,011,901.38
40.2.1.00.00.00	DEPOSITS	8,429,645.46
40.2.1.30.00.00	Interbank Deposits	27,905.69
40.2.1.40.00.00	Time Deposits	8,401,739.77
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	538,748.62
40.2.3.30.00.00	Mortgage Notes	35,511.77
40.2.3.50.00.00	Securities Abroad	503,236.85
40.2.6.00.00.00	BORROWINGS	358,544.65
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	869.00
40.2.6.30.00.00	Foreign Borrowings	357,675.65
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,595,467.65
40.2.7.10.00.00	National Treasury	71,455.61
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,230,779.89
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	25,842.43
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,267,389.72
40.2.8.00.00.00	FOREIGN ONLENDINGS	214,822.84
40.2.8.10.00.00	Foreign Onlendings	214,822.84
40.2.9.00.00.00	OTHER LIABILITIES	5,874,672.16
40.2.9.40.00.00	Taxes and Social Security	508,158.49
40.2.9.85.00.00	Subordinated Debt	1,459,816.86
40.2.9.87.00.00	Derivative Financial Instruments	127,584.43
40.2.9.90.00.00	Sundry	3,779,112.38
40.5.0.00.00.00	DEFERRED INCOME	19,309.54
40.5.1.00.00.00	Deferred Income	19,309.54
40.6.0.00.00.00	STOCKHOLDERS' EQUITY	7,356,010.81
40.6.1.00.00.00	Capital	3,839,303.06
40.6.1.10.00.00	Local Residents	2,713,629.49
40.6.1.20.00.00	Foreign Residents	1,125,673.57
40.6.4.00.00.00	Capital Reserves	179,570.80
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	7,991.37
40.6.6.00.00.00	Revenue Reserves	3,658,955.27
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(236,732.73)
40.6.8.00.00.00	Retained earnings	39,046.38
40.6.9.00.00.00	Treasury Stocks	(132,123.34)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

CODE	DESCRIPTION	From October 1, 2003 to December 31, 2003	From January 1, 2003 to December 31, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL
	INTERMEDIATION	2,819,348.70	11,322,161.34
10.1.1.10.10.11	Lending Operations	1,876,857.49	7,316,117.71
10.1.1.10.10.13	Leasing Operations	25,004.95	85,403.04
10.1.1.10.10.15	Marketable Securities	760,546.17	2,381,031.19
10.1.1.10.10.16	Derivative Financial Instruments	15,192.90	853,242.99
10.1.1.10.10.17	Foreign Exchange Transactions	36,397.98	164,332.24
10.1.1.10.10.19	Compulsory Deposits	105,349.21	522,034.17
10.1.1.10.20.00	EXPENSES ON FINANCIAL
	INTERMEDIATION	(1,690,168.95)	(6,606,076.85)
10.1.1.10.20.12	Deposits and Securities Sold	(1,182,583.56)	(4,564,543.32)
10.1.1.10.20.14	Borrowings and Onlendings	(173,448.70)	(622,466.38)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(334,136.69)	(1,419,067.15)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,129,179.75	4,716,084.49
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(745,686.43)	(3,091,196.25)
10.1.1.20.21.00	Services Rendered	534,698.40	1,906,486.62
10.1.1.20.22.00	Salaries, Benefits, Training and Social
	Security	(376,742.31)	(1,413,563.19)
10.1.1.20.24.00	Other Administrative Expenses	(643,826.41)	(2,325,326.56)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(132,366.21)	(418,542.02)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	166,469.18	(113,421.16)
10.1.1.20.25.00	Other Operating Income	98,428.93	300,724.20
10.1.1.20.32.00	Other Operating Expenses	(392,348.01)	(1,027,554.14)
10.1.1.00.00.00	OPERATING INCOME	383,493.32	1,624,888.24
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(4,768.05)	(7,285.26)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT
	SHARING	378,725.27	1,617,602.98
10.2.0.00.00.00	INCOME TAX AND SOCIAL
	CONTRIBUTION	(22,301.47)	(365,066.71)
10.2.1.00.00.00	Provision for Income Tax	14,751.01	(62,089.39)
10.2.2.00.00.00	Provision for Social Contribution	(3,994.15)	(33,522.35)
10.2.3.00.00.00	Deferred Tax Asset	(33,058.33)	(269,454.97)
10.3.0.00.00.00	PROFIT SHARING	(53,676.62)	(162,705.66)
10.0.0.00.00.00	NET INCOME	302,747.18	1,089,830.61
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(98,005.00)	(425,751.87)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002200014907	0.000007919623194

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2003 to December 31, 2003

10.0.0.00.00.00	FINANCIAL RESOURCES PROVIDED BY	2,774,059.44
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	283,644.99
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(3,492.91)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(53,085.35)
10.3.3.00.00.00	Other (+/-)	(53,085.35)
10.5.0.00.00.00	THIRD PARTY FUNDS	2,546,992.71
10.5.1.00.00.00	Increase in Liabilities	1,529,708.30
10.5.1.01.00.00	Deposits	425,104.02
10.5.1.05.00.00	Mortgage Notes	41,405.19
10.5.1.08.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	110,802.41
10.5.1.09.00.00	Other Liabilities	952,396.68
10.5.2.00.00.00	Decrease in Assets	826,042.05
10.5.2.02.00.00	Marketable Securities and Derivative FinanciaL Instruments	636,883.19
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	133,596.66
10.5.2.05.00.00	Leasing Operations	631.96
10.5.2.06.00.00	Other Credits	54,930.24
10.5.3.00.00.00	Sale of Assets and Investments	58,494.58
10.5.3.02.00.00	Foreclosed Assets	46,777.32
10.5.3.03.00.00	Fixed Assets	8,242.84
10.5.3.04.00.00	Leased Fixed Assets	517.49
10.5.3.05.00.00	Investments	2,956.93
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	132,747.78
20.0.0.00.00.00	FINANCIAL RESOURCES USED FOR	2,606,380.87
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	98,005.00
20.4.0.00.00.00	INVESTMENTS IN	165,163.55
20.4.1.00.00.00	Investments in subsidiaries	6,576.69
20.4.2.00.00.00	Foreclosed Assets	31,461.18
20.4.3.00.00.00	Fixed Assets	31,444.83
20.4.4.00.00.00	Leased Fixed Assets	64,531.52
20.4.5.00.00.00	Investments	31,149.33
20.5.0.00.00.00	DEFERRED CHARGES	39,785.17
20.6.0.00.00.00	INCREASE IN ASSETS	1,567,753.57
20.6.1.00.00.00	Interbank Investments	3,492.66
20.6.4.00.00.00	Lending Operations	1,465,155.79
20.6.7.00.00.00	Other Assets	99,105.12
20.7.0.00.00.00	DECREASE IN LIABILITIES	735,673.58
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	161,249.88
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	574,423.70
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	167,678.57

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	804,957.69
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	972,636.26
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	167,678.57

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	December 31, 2003
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	65,968,370.80
10.1.0.00.00-2	AVAILABLE FUNDS	1,083,300.51
10.1.1.00.00-5	CASH	697,372.45
10.1.2.00.00-8	BANK DEPOSITS	104,288.68
10.1.3.00.00-1	FREE RESERVES	1,420.74
10.1.4.00.00-4	Investments in Gold	100.01
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	280,118.63
10.1.5.10.00-4	Foreign Bank Deposits	251,999.52
10.1.5.20.00-1	Foreign Available Funds	28,119.11
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	10,960,912.04
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	8,758,319.76
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	2,266,788.18
10.2.1.10.10-4	Federal Government Securities	2,266,788.18
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	6,491,531.57
10.2.2.00.00-7	INTERBANK DEPOSITS	2,197,301.54
10.2.2.10.00-4	Interbank Deposits	2,197,301.54
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	5,290.74
10.2.6.10.00-6	Prior Notice and Fixed Time	5,290.74
10.3.0.00.00-0	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	15,505,442.72
10.3.1.00.00-3	MARKETABLE SECURITIES	9,989,358.64
10.3.1.10.00-0	Fixed Rate Securities	4,387,493.41
10.3.1.10.10-3	Federal Government Securities	1,915,614.82
10.3.1.10.30-9	Financial Institutions	335,185.22
10.3.1.10.90-7	Others	2,136,693.37
10.3.1.15.00-5	Mutual Funds	3,915,535.65
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	478.08
10.3.1.17.40-5	Equity Funds	478.08
10.3.1.20.00-7	Floating Rate Securities - Others	96,824.65
10.3.1.20.10-0	Listed Companies	35,417.00
10.3.1.20.20-3	Non-listed Companies	27,360.04
10.3.1.20.40-9	Equity Funds	34,043.69
10.3.1.20.99-7	Other	3.92
10.3.1.85.00-4	Foreign Marketable Securities	1,589,026.85
10.3.1.85.10-7	Brazilian Sovereign Bonds	767,617.26
10.3.1.85.20-0	Securities of Foreign Governments	102,009.52
10.3.1.85.30-3	Brazilian State-Owned Companies	111,686.23
10.3.1.85.90-1	Others	607,713.84
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	1,087,333.98
10.3.2.10.00-3	Subject to Repurchase Commitments	1,087,333.98
10.3.2.10.10-6	Federal Government Securities	917,110.27
10.3.2.10.90-0	Other	170,223.71
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	435,216.34
10.3.3.10.00-6	Derivative Financial Instruments	67,096.53
10.3.3.15.00-1	Derivative Financial Instruments - Swap	368,119.81
10.3.4.00.00-2	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,684,537.70
10.3.4.10.00-9	Pledged with Brazilian Central Bank	2,684,537.70
10.3.6.00.00-8	PLEDGED UNDER GUARANTEE RENDERED	1,308,996.06
10.3.6.10.00-5	Pledged under Guarantee Rendered	1,308,996.06
10.3.6.10.10-8	Federal Government Securities	1,308,969.17
10.3.6.10.90-2	Other	26.89
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,180,153.32
10.4.1.00.00-2	CHECK CLEARING	9,224.84
10.4.2.00.00-5	RESTRICTED DEPOSITS	4,158,457.43
10.4.2.10.00-2	Brazilian Central Bank	4,116,087.43
10.4.2.50.00-0	SFH - FAHBRE and FGTS Deposits to Reimburse	2,029.41
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	40,340.59
10.4.2.65.10-5	Novation Option	40,340.59
10.4.3.00.00-8	Interbank Onlendings	0.02
10.4.3.90.00-1	OTHER DEBTORS	0.02
10.4.4.00.00-1	CORRESPONDENT BANKS	12,471.03
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	12,922.24
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	22,061,153.91
10.6.1.00.00-0	LENDING OPERATIONS	22,064,835.20
10.6.1.10.00-7	Loans and Discounted Loans	12,100,383.77
10.6.1.20.00-4	Financing	9,654,620.63
10.6.1.30.00-1	Agricultural	812,613.15
10.6.1.40.00-8	Real Estate Loans	846,688.25
10.6.1.40.30-7	Habitational Loans	846,688.25
10.6.1.90.00-3	Allowance for Loan Losses	(1,349,470.60)
10.6.2.00.00-3	LEASING OPERATIONS	(3,681.29)
10.6.2.10.00-0	Leasing Operations	7,254.64
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(10,935.93)
10.9.0.00.00-4	OTHER RECEIVABLES	12,164,486.06
10.9.1.00.00-7	GUARANTEES HONORED	8,057.39
10.9.2.00.00-0	FOREIGN EXCHANGE	2,712,660.21
10.9.2.06.00-4	Unsettled Exchange Purchases	2,156,405.55
10.9.2.06.10-7	Export and Interbank Contracts	1,686,086.23
10.9.2.06.30-3	Financial Contracts	1,780.20
10.9.2.06.32-7	Financial Contracts	62,389.44
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	406,149.68
10.9.2.13.00-4	Unsettled Exchange Purchases - Floating	38.51
10.9.2.13.30-3	Export and Interbank Contracts	38.51
10.9.2.25.00-9	Rights on Foreign Exchange Sold	602,113.26
10.9.2.25.10-2	Import and Financial Contracts	97,030.82
10.9.2.25.20-5	Interbank Contracts	2,877.00
10.9.2.25.22-9	Financial Contracts	110,206.00
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	391,999.44
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(69,317.60)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	638.22
10.9.2.33.10-1	Import and Financial Contracts	638.22
10.9.2.34.00-7	(-) Contracts Advances in Local Currency - Floating Rates	(638.22)
10.9.2.34.10-0	(-) Import and Financial Contracts	(638.22)
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	23,420.49
10.9.3.00.00-3	INCOME RECEIVABLE	122,087.81
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	237,718.38
10.9.4.10.00-3	Cash – Register and Liquidation	16,172.30
10.9.4.30.00-7	Debts to Liquidate	194,269.23
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES OPERATIONS TO LIQUIDATE	24,912.60
10.9.4.53.00-8	Intermediation of Swap Operations	2,364.25
10.9.5.00.00-9	SPECIFIC CREDITS	1,465,319.70
10.9.5.30.00-0	Insurance Companies	543,257.89
10.9.5.30.10-3	Receivables of Insurance Operations	532,900.43
10.9.5.30.20-6	Notes and Credits Receivable	11,588.59
10.9.5.30.30-9	Provision for Credits Losses	(1,231.13)
10.9.5.45.00-2	Credit Card Companies	922,061.81
10.9.5.45.10-5	Notes and Credits Receivable	1,039,510.56
10.9.5.45.20-8	Provision for Credits Losses	(117,448.75)
10.9.7.00.00-5	OTHER	7,351,980.57
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	7,676.67
10.9.7.10.00-2	Inventories	7,804.68
10.9.7.25.00-4	Foreclosed Assets	182,035.99
10.9.7.25.90-1	Other Assets	182,035.99
10.9.7.30.00-6	Provision for Losses	(55,089.59)
10.9.7.30.90-3	Other Assets	(55,089.59)
10.9.7.40.00-3	Deferred Tax and Social Contribution	2,467,263.21
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	593,199.19
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	1,102,034.06
10.9.7.40.50-8	Deferred Tax	772,029.96
10.9.7.45.00-8	Prepaid Taxes	553,434.10
10.9.7.50.00-0	Tax Recovery	41,713.66
10.9.7.90.00-8	Foreign Debtors	40,675.26
10.9.7.95.00-3	Local Debtors	4,106,466.59
10.9.8.00.00-8	NONPERFORMING LOANS	(71,874.24)
10.9.8.90.00-1	Allowance for Loan Losses	(71,874.24)
10.9.9.00.00-1	PREPAID EXPENSES	338,536.24
20.0.0.00.00-6	PERMANENT ASSETS	4,111,871.76
20.1.0.00.00-5	INVESTMENTS	861,533.07
20.1.2.10.00-8	Investments in Subsidiary Companies	43,020.94
20.1.2.10.90-5	Other	43,020.94
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	6,008.54
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	37,828.97
20.1.4.10.00-4	Membership Certificates	37,861.30
20.1.4.10.10-7	Securities Exchanges and CETIP	35,707.84
20.1.4.10.90-1	Other	2,153.46
20.1.4.99.00-1	Provision for Losses	(32.33)
20.1.5.00.00-0	STOCKS AND QUOTAS	38,791.13
20.1.5.10.00-7	Stocks and Quotas	41,961.02
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,169.80
20.1.5.10.20-3	Other	34,791.22
20.1.5.99.00-4	Provision for Losses	(3,169.89)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,940.67)
20.1.9.00.00-2	OTHER INVESTMENTS	735,883.49
20.1.9.90.00-5	Other Investments	744,870.91
20.1.9.99.00-6	Provision for Losses	(8,987.42)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	987,418.09
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,545.02
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	378.75
20.2.3.00.00-3	LAND AND BUILDINGS	516,187.73
20.2.3.10.00-0	Land and Buildings	685,905.59
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(169,717.86)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	237,884.34
20.2.4.10.00-3	Furniture and Equipment	556,565.07
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(318,680.73)
20.2.8.00.00-8	OTHER	231,422.25
20.2.8.90.00-1	Other Operating Assets	697,948.85
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(466,526.60)
20.3.0.00.00-3	LEASED ASSETS	875,187.12
20.3.1.00.00-6	LEASED ASSETS	875,187.12
20.4.0.00.00-2	DEFERRED CHARGES	1,387,733.48
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	2,145,240.34
20.4.1.10.00-2	Leased Losses to Amortize	57,489.32
20.4.1.90.00-8	Others Organization and Expansion Costs	2,087,751.02
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(757,506.86)
20.4.9.10.00-6	Leased Losses to Amortize	(32,473.76)
20.4.9.90.00-2	Other	(725,033.10)
30.0.0.00.00-9	OFF-BALANCE ITEMS	534,328,752.14
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	3,353,783.76
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	100,348.49
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	17,848.63
30.1.4.00.00-0	GUARANTEES PROVIDED	3,206,866.80
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central Bank	109,319.84
30.1.4.90.00-3	Other	3,097,546.96
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	28,719.84
30.3.0.00.00-6	MARKETABLE SECURITIES	7,919,424.51
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	5,554,042.73
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	2,365,381.78
30.4.0.00.00-5	CUSTODY	152,958,621.13
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS RENEGOTIATION	3,526.81
30.4.9.00.00-2	OTHER	152,955,094.32
30.5.0.00.00-4	COLLECTION	11,694,534.73
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	55,418,121.07
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	54,292,950.93
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON	654,881.14
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	470,289.00
30.6.5.10.00-5	Credit Risk on Swap Contracts	232,506.23
30.6.5.20.00-2	Receivables Under Swap Contracts	226,854.08
30.6.5.30.00-9	Payables Under Swap Contracts	10,928.69
30.8.0.00.00-1	CONTRACTS	28,128,079.58
30.9.0.00.00-0	CONTROL	274,856,187.36
30.9.4.00.00-2	Preferred Shares Redeemptio non Elegible to Capital	7,964.53
30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	69,477.64
30.9.7.20.00-5	Interest Rate	69,477.64
30.9.8.00.00-4	Control	1,457,477.84
30.9.8.10.00-1	Total Exchange Exposure	1,377,283.89
30.9.8.90.00-7	Deferred Taxes from Depreciation Gains	80,193.95
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	273,321,267.35
39.9.9.99.99-4	TOTAL ASSETS	604,365,973.76
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	62,012,973.22
40.1.0.00.00-1	DEPOSITS	25,356,619.50
40.1.1.00.00-4	DEMAND DEPOSITS	2,726,854.20
40.1.2.00.00-7	SAVING DEPOSITS	5,917,859.37
40.1.3.00.00-0	INTERBANK DEPOSITS	276,229.95
40.1.5.00.00-6	TIME DEPOSITS	16,433,974.81
40.1.8.00.00-5	FOREIGN DEPOSITS	1,701.17
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	7,183,988.32
40.2.1.00.00-3	OWN PORTFOLIO	813,600.86
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	6,370,387.46
40.3.0.00.00-9	NOTES AND DEBENTURES	3,465,253.17
40.3.1.00.00-2	MORTGAGE NOTES	829,403.13
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	2,635,850.04
40.4.0.00.00-8	INTERBANK ACCOUNTS	20,488.69
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	373,837.71
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,428,788.19
40.6.1.00.00-9	BORROWINGS	3,511,920.24
40.6.1.10.00-6	Local Borrowings	258,776.69
40.6.1.20.00-3	Foreign Borrowings	3,253,143.55
40.6.2.00.00-2	ONLENDINGS	5,916,867.95
40.6.2.10.00-9	Local Onlendings	5,663,588.36
40.6.2.20.00-6	Foreign Onlendings	253,279.59
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	253,045.90
40.8.0.00.00-4	OTHER LIABILITIES	14,462,880.78
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL CONTRIBUTIONS	34,104.44
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	1,163,435.90
40.8.3.00.00-3	SOCIAL AND STATUTORY	282,208.12
40.8.3.10.00-0	Dividends Payable	219,337.73
40.8.3.15.00-5	Provision for Profit Sharing	10,894.12
40.8.3.30.00-4	Gratuity Payable	51,976.27
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,393,916.82
40.8.4.10.00-3	Income Tax and Social Contribution	119,739.76
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	266,087.50
40.8.4.20.00-0	Taxes Payable	332,864.85
40.8.4.30.00-7	Provision For Deferred Tax	27,585.19
40.8.4.50.00-1	Provision For Tax Contingencies	647,639.52
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	232,511.73
40.8.7.00.00-5	SPECIFIC LIABILITIES	5,244,629.53
40.8.7.30.00-6	Insurance Companies	1,036,717.82
40.8.7.30.10-9	Non-Committed Technical Provisions	421,850.66
40.8.7.30.20-2	Committed Technical Provisions	398,757.47
40.8.7.30.30-5	Payable Related to Insurance	216,109.69
40.8.7.35.00-1	Private Retirement Companies	3,108,213.22
40.8.7.35.10-4	Non-Committed Technical Provisions	2,608,119.39
40.8.7.35.20-7	Committed Technical Provisions	462,512.67
40.8.7.35.30-0	Retirement Debt Transactions	37,581.17
40.8.7.40.00-3	Capitalization Companies	304,156.96
40.8.7.40.10-6	Non-Committed Technical Provisions	252,035.59
40.8.7.40.20-9	Committed Technical Provisions	52,121.37
40.8.7.45.00- 8	Credit Card Companies	795,541.53
40.8.7.45.10-1	Payable to Merchants - Credit Cards	795,541.53
40.8.9.00.00-1	SUNDRY	6,112,074.24
40.8.9.05.00-6	Suppliers	11,552.62
40.8.9.08.00-3	Prepaid Residual Value	431,953.45
40.8.9.90.00-4	Other Liabilities	5,668,568.17
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	1,468,070.96
40.9.2.00.00-9	SUBORDINATED DEBT	1,452,371.97
40.9.2.10.00-6	Maturity More Than Five Years	1,452,371.97
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	15,698.99
50.0.0.00.00-5	DEFERRED INCOME	78,430.50
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	7,593,242.45
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	7,593,242.45
60.1.1.00.00-0	CAPITAL	4,143,723.99
60.1.1.10.00-7	Capital	4,125,695.01
60.1.1.10.13-1	Common Shares - Local Residents	2,548,004.49
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	430,537.25
60.1.1.10.17-9	Other Preferred Shares - Local Residents	1,805.96
60.1.1.10.23-4	Common Shares - Foreign Residents	10,502.37
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,118,300.09
60.1.1.10.28-9	Quotas - Local Residents	16,544.85
60.1.1.20.00-4	Capital Increase	18,028.99
60.1.1.20.13-8	Common Shares - Local Residents	17,105.88
60.1.1.20.17-6	Other Preferred Shares - Local Residents	923.10
60.1.1.20.27-9	Others Preferred Shares - Abroad	0.01
60.1.1.50.00-5	CAPITAL	(0.01)
60.1.3.00.00-6	CAPITAL RESERVES	241,595.99
60.1.4.00.00-9	REVALUATION RESERVES	16,076.62
60.1.5.00.00-2	REVENUE RESERVES	3,563,535.67
60.1.5.10.00-9	Legal Reserve	331,493.53
60.1.5.20.00-6	Statutory Reserve	3,232,040.52
60.1.5.50.00-7	Revenue Reserve to be Realized	0.07
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES	(231,145.73)
60.1.8.00.00-1	RETAINED EARNINGS	(8,420.76)
60.1.9.00.00-4	TREASURY STOCK	(132,123.33)
70.0.0.00.00-1	REVENUES	15,663,852.60
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	13,773,035.59
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,842,981.57
70.2.1.00.00-2	INSURANCE COMPANIES	751,988.23
70.2.1.10.00-9	Insurance Premiums	732,739.42
70.2.1.30.00-3	Financial Revenues	19,248.81
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	421,941.53
70.2.2.10.00-2	Private Retirement Premiums	421,941.53
70.2.3.00.00-8	CAPITALIZATION COMPANIES	77,341.38
70.2.3.10.00-5	Capitalization Premiums	77,341.38
70.2.4.00.00-1	CREDIT CARD COMPANIES	521,325.46
70.2.4.10.00-8	Credit Card Revenues	265,475.03
70.2.4.30.00-2	Financial Revenues	255,850.43
70.2.9.00.00-6	OTHER ACTIVITIES	70,384.97
70.2.9.10.00-3	Sales Revenue of Goods and Services	70,384.97
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	44,721.93
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	3,113.51
70.4.4.00.00-9	Credit Card Activities	3,113.51
80.0.0.00.00-4	EXPENSES	(15,268,256.22)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(13,492,885.20)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,468,848.57)
80.2.1.00.00-5	INSURANCE COMPANIES	(652,636.37)
80.2.1.10.00-2	Insurance Claims	(424,423.41)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(147,164.00)
80.2.1.30.00-6	Financial Expenses	(11,589.25)
80.2.1.90.00-8	Others	(69,459.71)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(658,199.53)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(425,431.23)
80.2.2.30.00-9	Financial Expenses	(231,109.29)
80.2.2.40.00-6	Administrative Expenses	(1,659.01)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(54,380.73)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(52,875.99)
80.2.3.20.00-5	Selling and Other Capitalization Expenses	(1,504.74)
80.2.4.00.00-4	CREDIT CARD COMPANIES	(82,555.32)
80.2.4.10.00-1	Credit card expenses	(4,922.01)
80.2.4.40.00-2	Administrative Expenses	(77,633.31)
80.2.9.00.00-9	OTHER ACTIVITIES	(21,076.62)
80.2.9.10.00-6	Sales Expenses of Goods and Services	(14,482.59)
80.2.9.20.00-3	Selling Expenses	(6,594.03)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(40,679.08)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(5,397.19)
80.4.4.00.00-2	Credit Card Activities	(5,397.19)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(260,446.18)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(158,898.57)
80.9.4.10.00-4	Income Tax	(123,222.66)
80.9.4.10.10-7	Financial Activities	(123,222.66)
80.9.4.30.00-8	Social Contribution	(35,675.91)
80.9.4.30.10-1	Financial Activities	(35,675.91)
80.9.7.00.00-6	PROFIT SHARING	(101,547.61)
80.9.7.10.00-3	Profit Sharing	(101,547.61)
80.9.7.10.10-6	Administrators	(6,843.37)
80.9.7.10.20-9	Employees	(94,704.24)
90.0.0.00.00-7	OFF-BALANCE ITEMS	534,328,752.15
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	604,408,994.70

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders' equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco's intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank's own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.
  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders' equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of its using.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balance as of December 31, 2003 can be summarized as follows:

Marketable Securities	Unibanco	Unibanco Consolidated
Trading assets	1,401,992	5,845,398
Available for sale	3,604,044	3,452,227
Held to maturity	4,749,504	5,772,601
Subtotal	9,755,540	15,070,226
Derivative financial instruments	574,172	435,216
Total	10,329,712	15,505,442
Current	5,265,361	9,812,553
Long-term	5,064,351	5,692,889

(b) Trading assets

	Unibanco		Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,133,017	1,137,613	2,875,250	2,880,626
Financial treasury bills	12,720	11,879	941,476	941,266
Treasury bills	1,107,186	1,111,505	1,800,998	1,805,427
Central bank notes	-	-	3,099	3,135
Treasury notes	13,111	14,229	129,677	130,798

Brazilian sovereign bonds	129,093	135,305	210,426	216,637

Bank debt securities	49,723	50,434	153,091	153,802
Eurobonds	49,723	50,434	88,746	89,457
Time deposits	-	-	64,345	64,345

Open mutual funds (1)	57,784	57,784	2,318,134	2,318,134

Other	21,100	20,856	221,789	276,199

Total	1,390,717	1,401,992	5,778,690	5,845,398

(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	214,722	(6,117)	208,605	716,207	6,183	722,390
Financial Treasury bills	-	-	-	320,182	1,496	321,678
Central bank notes	146,686	5,724	152,410	183,640	8,057	191,697
Treasury notes	-	-	-	137,433	9,116	146,549
Other	68,036	(11,841)	56,195	74,952	(12,486)	62,466

Foreign government	-	-	-	29,171	(13)	29,158
United States of America treasury bills	-	-	-	29,171	(13)	29,158

Corporate debt securities	1,808,747	(78,018)	1,730,729	2,071,643	(89,192)	1,982,451
Debentures	1,765,035	(71,906)	1,693,129	1,991,334	(79,937)	1,911,397
Eurobonds	16,213	-	16,213	20,366	59	20,425
Other	27,499	(6,112)	21,387	59,943	(9,314)	50,629

Bank debt securities	1,533,342	2,895	1,536,237	264,442	4,901	269,343
Eurobonds	1,421,719	-	1,421,719	131,285	2,006	133,291
Mortgage notes	111,458	2,895	114,353	111,458	2,895	114,353
Time deposits	-	-	-	20,151	-	20,151
Other	165	-	165	1,548	-	1,548

Marketable equity securities	141,155	(18,664)	122,491	171,310	(20,747)	150,563

Open mutual funds (1)	5,982	-	5,982	298,322	-	298,322

Total	3,703,948	(99,904)	3,604,044	3,551,095	(98,868)	3,452,227

(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	612,756	595,661	204,245	187,003
Between 3 months and 1 year	825,305	821,263	569,984	560,548
Between 1 and 3 years	1,287,248	1,275,591	1,226,465	1,216,559
Between 3 and 5 years	385,942	393,859	491,675	502,996
Between 5 and 15 years	276,766	280,803	408,694	416,867
No stated maturity (1)	315,931	236,867	650,032	568,254

Total

	3,703,948	3,604,044	3,551,095	3,452,227

(1) Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated
Issuer/Type of investment		Amortized cost

Federal government	3,261,305	4,282,405
Financial treasury bills	-	186,666
Treasury bills	-	259
Central bank notes	808,062	1,259,138
Treasury notes	2,453,243	2,821,900
Other	-	14,442

Brazilian sovereign bonds	1,139,934	1,139,934

Corporate debt securities	289,578	291,575
Eurobonds	289,578	291,575

Bank debt securities	58,687	58,687
Eurobonds	58,687	58,687

Total	4,749,504	5,772,601

The fair value of these securities was R$5,081,930 in Unibanco and R$6,166,230 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$332,426 in Unibanco and R$393,629 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco	Unibanco Consolidated
Maturity		Amortized cost

Less than 3 months	885,421	983,788
Between 3 months and 1 year	889,126	1,341,709
Between 1 and 3 years	1,886,328	2,216,171
Between 3 and 5 years	377,580	377,580
Between 5 and 15 years	710,822	710,822
More than 15 years	227	142,531
Total	4,749,504	5,772,601

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	10,196,739	10,450,686
Financing	7,769,597	9,639,591
Agricultural	812,613	812,613
Real estate loans	846,688	846,688
Credit card	-	3,185,635
Total lending operations	19,625,637	24,935,213

Leasing operations	-	474,584
Advances on exchange contracts (1)	1,640,993	1,640,993
Total leasing operations and advances on exchange contracts	1,640,993	2,115,577

Guarantees honored	8,057	8,057
Other receivables (2)	258,854	619,657
Total other credits	266,911	627,714

Co-obligation on credit card customer financing (3)	-	238,826

Total risk	21,533,541	27,917,330

By maturity
Past-due for more than 15 days (Note 5 (d))	490,738	1,433,341
Falling due:
Less than 3 months (4)	7,241,823	10,788,719
Between 3 months and 1 year	6,197,020	7,319,594
Between 1 and 3 years	5,067,162	5,774,210
More than 3 years	2,536,798	2,601,466
Total risk	21,533,541	27,917,330

(1) Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
		% of distribution		% of distribution
	Value		Value
Manufacturing	8,933,878	41.5	9,284,632	33.2
Retailers	2,550,679	11.9	2,783,147	10.0
Financial service	455,598	2.1	169,922	0.6
Residential construction loans	263,264	1.2	263,264	0.9
Other services	4,156,740	19.3	5,081,248	18.2
Agriculture, livestock, forestry and fishing	812,613	3.8	812,613	2.9
Individual	4,360,769	20.2	9,522,504	34.2
Total	21,533,541	100.0	27,917,330	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,985,258	13.8	2,858,853	10.2
50 following clients	5,246,114	24.4	5,245,550	18.8
100 following clients	3,484,855	16.2	3,495,835	12.5
Other clients	9,817,314	45.6	16,317,092	58.5
Total	21,533,541	100.0	27,917,330	100.0

(d) Components of lending, leasing and other credits by risk level:

	Unibanco

			Past-due credits
Risk level	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,118,883	-	-	10,118,883	47.0	9,837	-
A	0.5	5,630,184	-	-	5,630,184	26.1	29,274	0.5
B	1.0	2,340,852	73,595	13,004	2,427,451	11.3	30,893	1.3
C	3.0	1,259,200	347,536	168,553	1,775,289	8.2	63,485	3.6
D	10.0	475,680	104,133	49,794	629,607	3.0	180,630	28.7
E	30.0	178,681	69,566	27,010	275,257	1.3	85,711	31.1
F	50.0	39,602	54,433	37,871	131,906	0.6	73,555	55.8
G	70.0	39,782	42,572	24,745	107,099	0.5	76,500	71.4
H	100.0	142,609	125,495	169,761	437,865	2.0	437,865	100.0
Total		20,225,473	817,330	490,738	21,533,541	100.0	987,750
% of total risk							4.6%

	Unibanco Consolidated

			Past-due credits
Risk level	%minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,897,051	-	-	10,897,051	39.0	10,012	-
A	0.5	9,609,034	-	-	9,609,034	34.4	70,606	0.7
B	1.0	2,429,316	117,190	198,286	2,744,792	9.8	41,696	1.5
C	3.0	1,534,932	397,149	287,095	2,219,176	8.0	94,532	4.3
D	10.0	504,654	122,004	136,446	763,104	2.8	203,293	26.6
E	30.0	259,141	77,670	231,287	568,098	2.0	180,068	31.7
F	50.0	56,433	60,179	124,186	240,798	0.9	129,632	53.8
G	70.0	51,645	46,310	96,934	194,889	0.7	138,416	71.0
H	100.0	181,152	140,129	359,107	680,388	2.4	680,388	100.0
Total		25,523,358	960,631	1,433,341	27,917,330	100.0	1,548,643
% of total risk							5.5%

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$644,958 in Unibanco and R$803,424 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leasing and other credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at September 30, 2003	988,132	1,536,592
Provision for loan losses	174,862	342,549
Loan charge-offs	(175,244)	(330,498)
Balance at December 31, 2003	987,750	1,548,643

Loan recoveries (1)	90,813	134,166

(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	2,156,444	2,156,444
Rights on foreign exchange sold	602,752	602,752
(-) Received advances	(69,956)	(69,956)
Income receivable from advances on exchange contracts	23,420	23,420
Other	23	-
Total	2,712,683	2,712,660

Liabilities - Other liabilities
Unsettled exchange sales	604,970	604,970
Obligations for foreign exchange purchased	2,175,522	2,175,522
(-) Advances on exchange contracts	(1,617,698)	(1,617,698)
Other	642	642
Total	1,163,436	1,163,436

Off-balance sheet
Import credits outstanding	84,108	100,348
Confirmed export credits	17,518	17,849

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	424,633	173,434
Expenses from foreign exchange transactions	(433,671)	(181,661)
Income (expenses) from foreign currency financing	2,301	2,301
Income (expenses) from investments abroad	1,137	1,155
Income (expenses) from obligations with foreign bankers	40,564	41,041
Foreign exchange transactions	34,964	36,270

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	68,075	194,269
Financial assets and commodities to liquidate	20,257	24,913
Other	-	18,536
Total	88,332	237,718
Current	88,332	237,718

Sundry
Deferred tax (Note 18 (a))	1,309,919	2,486,381
Escrow deposits for civil and labor suits	868,620	1,685,456
Prepaid taxes	74,119	595,148
Notes and credits receivable	203,508	560,799
Receivables from credit card operations	-	557,449
Insurance premium	-	347,660
Unibanco's retirement plan (Note 14 (a))	120,054	120,054
Government retirement benefit advances	87,600	87,600
Salary advances and other	55,007	61,097
Receivables from purchase of assets	55,346	58,858
Accounts receivable from subsidiaries	387,497	-
Other	457,658	701,702
Total	3,619,328	7,262,204
Current	1,160,856	2,674,813
Long-term	2,458,472	4,587,391

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	3,041,396	8,787,200
Long-term assets	1,756,061	5,073,613
Permanent assets	110	317
Total assets	4,797,567	13,861,130

Current liabilities	2,888,116	8,344,345
Long-term liabilities	1,536,727	4,439,912
Deferred income	1,303	3,765
Branch equity	371,421	1,073,108
Total liabilities	4,797,567	13,861,130

Net income for the quarter	32,564	88,267

During the fourth quarter of 2003, the Board of Directors approved: (i) the distribution of dividends in the amount of US$140,000 and US$130,000 by the Grand Cayman and Nassau branches, respectively; and (ii) the reduction of the Nassau branch's capital in the amount of US$138,342.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses, in the amount of R$27,871 in Unibanco and R$28,191 in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

Number of shares or quotas		Percentage holding (%)
Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Equity in results adjustments	Investments value
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	345,014,171	188,792,954	49.707	49.707	1,462,745	50,159	25,072	727,089
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	100.000	1,274,604	53,762	53,811	1,274,604
Unicard Banco Múltiplo S.A. (3) and (8)	117,629,257,620	101,832,650,091	100.000	100.000	905,240	30,059	52,099	748,938
Unibanco Representação e Participações Ltda. (4)	124,099,785	-	99.999	100.000	473,001	41,501	41,501	473,001
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	389,221	50,959	70,702	388,908
Banco Dibens S.A. (5)	4,313,047,972	-	51.001	51.001	157,416	8,995	(4,837)	80,283
Unibanco Leasing S.A – Arrendamento Mercantil	264,919	-	99.999	99.999	175,881	27,579	27,579	175,879
Unibanco Corretora de Valores Mobiliários S.A. (6)	40,467,422	40,467,422	99.999	100.000	81,040	1,695	3,035	81,040
Interbanco S.A. (2)	18,999,793	-	99.996	99.999	61,913	(1,025)	454	61,910
Banco1.net S.A. (7)	34,077,757	-	65.934	65.934	50,380	(52)	(33)	33,217
Unibanco Asset Management – Banco de
Investimento S.A.	1,468,400	1,468,405	99.999	99.999	30,967	4,893	4,892	30,967
Banco Credibanco S.A. (8)	-	-	-	-	-	(25,179)	-	-
Other	-	-	-	-	-	-	50	2,121
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i) (1)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	698,896	30,349	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	232,638	13,324	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	183,989	2,681	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100.000	60,263	3,492	-	-
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	-	99.999	152,004	9,917	-	-
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	-	99.999	37,809	2,386	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Companhia de Capitalização	4,194,130	-	-	99.992	445,153	19,137	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	219,419	1,972	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	124,316	657	-	-
BWU Representação e Participações Ltda.	36,133,577	93,947,299	-	60.000	66,119	9,450	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,937,771	-	33.333	33.333	287,401	88,992	29,663	95,800
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (10)	3,866,664	-	33.333	33.333	175,085	57,561	8,078	58,362
Serasa S.A.	363,690	348,855	-	19.045	155,479	10,556	-	-
Banco Investcred Unibanco S.A.	95,284	-	49.997	49.997	145,971	12,005	6,003	72,981
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	123,415	989	-	-
Redecard S.A.	199,990	400,000	-	31.943	84,655	40,567	-	-
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	12.499	48,033	1,613	265	6,004
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	34,277	3,717	-	-
Luizacred S.A. Sociedade de Crédito,
Financiamento e Investimento (9)	83,109	83,115	-	49.998	43,766	3,178	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	32,416	3,556	-	-
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,308,380
Other	-	-	-	-	-	-	(1)	-
Total							318,333	5,619,484

	Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Consolidated	Adjusted stockholders equity	Adjusted net income	Unibanco Consolidated	Unibanco Consolidated
Associated companies
AIG Brasil Companhia de Seguros	54,213,933	-	-	49.999	73,800	3,882	1,941	36,899
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,358,026
Other	-	-	-	-	-	-	(2,050)	6,122
Total							(109)	1,401,047
____________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) In July 2003, Unibanco AIG Seguros S.A. increased its capital with the issue of 16,616,101 common shares and 10,670,414 preferred shares, being 8,308,050 common shares and 5,335,207 preferred shares, subscribed by Unibanco.

(2) In February 2003, Unipart Participações Ltd’s capital was reduced in exchange for Interbanco S.A.’s shares to Unibanco and in October 2003, Unipart Participações Internacionais Ltd. distributed dividends to Unibanco in the amount of R$85,119.

(3) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly from the gains to be realized on the sale of companies within Unibanco group, that are being recognized in line with goodwill amortization, calculated on the same dates.

(4) In March 2003, Unibanco acquired 895,134 preferred quotas issued by Unibanco Representação e Participações Ltda., at their book value.

(5) In February and April 2003, the capital was increased by R$49,706, with the issue of 2,179,469,080 common shares.

(6) In December 2003, the capital was increased by R$3,995 with the issue of 4,095,140 shares, being 2,047,570 common shares and 2,047,570 preferred shares, fully subscribed by Unibanco. The difference between the net income of this company and the equity adjustment recognized in income relates to the restatement of stock exchange membership certificates recognized directly in the net equity of the investee company.

(7) In January 2003, Unibanco acquired 218,798 shares issued by Banco1.net S.A., at their book value. In April 2003 the capital of Banco1.net S.A. was increased by R$12,000 and 12,083,484 common shares were issued, fully subscribed by Unibanco.

(8) In April 2003, Banco Credibanco S.A. was merged into Banco Bandeirantes S.A. and the company name was changed to Unicard Banco Múltiplo S.A.

(9) In October 2003, FMX Participações S.A. and Luiza Administradora de Cartões de Crédito S.A. were merged into Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, at their book value.

(10) Equity interest obtained as of August 2003, as a result of the capital reduction of Credicard S.A. – Administradora de Cartões de Crédito.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized during the quarter were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes (Note 14 (a))	841,352	(32,529)
Fininvest	348,900	4,666
Other	167,774	17,607
Total	1,358,026	(10,256)

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the saving deposits index, plus average interest of 15.33% per annum, and are payable up to January 26, 2005.

(b) Euronotes

The euronotes in the amount of R$2,362,573 in Unibanco and R$2,598,452 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 4.39% per annum in Unibanco and 5.05% per annum in Unibanco Consolidated.

(c) The other issues totaled R$37,398 in Unibanco and in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 9.81% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.51% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the quarter were as follows:

	Unibanco	Unibanco Consolidated
Balance at September 30, 2003	711,286	1,563,130
Provision charged	199,507	309,313
Payments	(43,348)	(60,282)
Balance at December 31, 2003	867,445	1,812,161

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$140,929 in Unibanco and R$647,639 in Unibanco Consolidated.

(b) Labor litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$449,615 in Unibanco and R$686,405 in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, the cases, which have been made attachments to Unibanco’s assets, the Bank filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries are party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$276,901 in Unibanco and R$478,117 in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against Brazilian Central Bank and Unibanco in connection with the sale of certain assets and liabilities of Banco Nacional. Unibanco considers these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law for the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need for making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

			Remuneration		Unibanco
	Issue	Maturity	per annum	Unibanco	Consolidated
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	573,919	573,368
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	579,491	579,491
Subordinated time
deposits (3)	December 2002	December 2012	102% of CDI (4)	315,212	315,212
Total				1,468,622	1,468,071
___________________
(1) The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2) The debt can be integrally redeemed in April 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum. On December 31, 2003 the transaction is still under ongoing analyses by the Brazilian Central Bank.
(3) Subordinated time deposits can be redeemed from December 2007.
(4) The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, annuity products and retirement plans	-	4,194,648
Sale of rights of receipt of future flow of payment orders abroad (1)	2,439,614	2,439,614
Payable to merchants - credit card	-	1,961,449
Provision for labor and civil litigation	726,516	1,164,522
Provisions for payroll and administrative expenses	116,340	297,313
Payable related to insurance companies	-	270,238
Payable for official agreement	125,904	125,904
Accounts payable for purchase of assets	62,003	62,564
Debt assumption contracts	155,462	-
Amounts payable to associated company	5,265	-
Other	246,400	383,348
Total	3,877,504	10,899,600
Short-term	684,328	4,111,769
Long-term	3,193,176	6,787,831
____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$617,000 thousand and Y$25,000,000 thousand, bearing three-month Libor plus rates between 0.57% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo - Instituto Bandeirantes de Seguridade Social. The total equity spun off was R$318,689, including R$156,464 of actuarial liability and R$162,225 of reserves and funds which were incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). The management will continue to be made by Trevo – Instituto Bandeirantes de Seguridade Social.

After the process to comply with Complementary Law No. 109/01 and amendments, Unibanco’s retirement plan will be afforded to the employees of the Unibanco Conglomerate sponsor companies in order to become the best choice of the current Free Benefits Generation Program managed by Unibanco AIG Previdência S.A.

In addition to the balance recognized in 2002 of “Goodwill on acquisition of subsidiary companies” in the amount of R$28,000 in Unibanco and in Unibanco Consolidated, on the spin-off date, Unibanco and the sponsor companies from Unibanco Conglomerate recorded their respective participation in the reserves and funds related to Unibanco’s retirement plan as “Prepaid expenses” in the amount of R$30,714 in Unibanco and R$35,184 in Unibanco Consolidated, ”Other credits – sundry” in the amount of R$120,054 in Unibanco and Unibanco Consolidated, with the counter entry as an expenses in “Goodwill on acquisitions of subsidiary companies” in the amount of R$48,799 (Note 9 (b)) and as income in “Other operating income” in the amount of R$73,970 in Unibanco and R$78,439 in Unibanco Consolidated (Note 17 (a)).

Additionally, during the quarter ended December 31, 2003, the sponsor contribution expenses totaled R$411 in Unibanco and, related to the adjustment of subsidiary company, reversal of R$3,485 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2003, Unibanco granted 1,130,400,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and December 17, 2009, at an average exercise price of R$93.01 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,565,816,851	-	75,565,816,851
Preferred	62,045,605,223	3,274,411,244	65,320,016,467
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

In the quarter ended December 31, 2003, the management proposed, as an advance against the mandatory dividends, the payment of interest on capital to the shareholders, in the amount of R$98,005, being R$0.68146 (R$0.579236 net of applicable tax) per 1,000 common shares and R$0.749576 (R$0.637120 net of applicable tax) per 1,000 preferred shares.

The interest on capital for 2003 was calculated in accordance of article 9° of Law No. 9249/95, with tax benefit of R$33,322.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance as of December 31, 2003 is summarized as follows:

i) Foreign exchange risk reserve – calculated based on the 2% of the net income for the quarter after the legal deductions up to a limit of 20% of capital stock	80,005

ii) Operating margin reserve – calculated based on the 90% of the net income for the quarter after the legal deductions up to a limit of 80% of capital stock	2,929,181

Total	3,009,186

(e) Retained earnings reserve – represents the appropriation based on the capital budget determined by the management to face new businesses investments or acquisitions in the financial sector.

(f) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

228,000,000 Unibanco preferred shares were acquired, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

The fair value of treasury stocks at December 31, 2003, based on the Unit price at December 30, 2003, on the São Paulo Stock Exchange, was R$236,036.

(g) Global offer and Exchange offer

Global Offer

In September 2003, Unibanco shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Commerzbank reduced its interest. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco's non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares for Units. The Exchange Offer Auctions occurred on September 22 and October 30, 2003, when 15.6 billion and 1.25 billion of preferred shares, respectively, were exchanged for Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstanding in the market (not in the form of Units) and representing 2% of Unibanco's total capital. Adding the two auctions, 83% of the Unibanco and Unibanco Holdings preferred shares, that could be exchanged, was exchanged for units.

From November 2003, the Conversion Program will be maintained during two years and up to December 31, 2003 16.8 billion of preferred Units were permuted, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted an 81% appreciation during 2003.

16. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	291,425	291,425
Adjustments to net income	(278,007)	66,854
Depreciation and amortization	54,817	86,172
Amortization of goodwill on acquisition of subsidiary companies	(29,524)	(10,256)
Exchange gain on foreign investments	13,781	-
Equity in results of subsidiary and associated companies	(318,333)	109
Reversal of provision for losses on investments	1,252	(9,171)
Adjusted net income	13,418	358,279

17. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Insurance, annuity products and retirement plans premiums	-	788,414
Participation in reserves and funds of Unibanco’s retirement plan (Note 14 (a))	73,970	78,439
Monetary correction of income receivable	4,954	28,247
Dividends/retained earnings received from other investments, principally consortium	8,706	18,602
Reversal of provision for fiscal contingencies and others	-	18,118
Interest on judicial deposits	1,708	1,708
Monetary correction of prepaid taxes	1,110	1,110
Other	926	14,290
Total	91,374	948,928

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Changes in technical provision for insurance, annuity products and retirement plans	-	416,334
Provision for labor and civil litigations	167,471	225,693
Insurance claims	-	208,601
Private retirement plans benefits expenses	-	104,435
Insurance and private retirement plans selling and other expenses	-	72,794
Credit card selling expenses	-	61,808
Foreign branches’ and subsidiary companies’ exchange losses	27,871	28,191
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	18,707	18,707
Amortization of goodwill on subsidiaries acquired	(29,524)	(10,256)
Other	61,390	128,205
Total	245,915	1,254,512

18. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	September 30, 2003	Recognition	Realization	December 31, 2003
Allowance for lending losses	458,713	49,116	118,849	388,980
Other provisions not currently deductible	300,122	57,228	57,015	300,335
Tax loss and negative basis of social contribution carry-forwards	216,066	-	(40,927)	256,993
Social contribution carry-forward (Provisional Measure 2158-35)	283,751	-	(874)	284,625
Subtotal	1,258,652	106,344	134,063	1,230,933
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	76,062	-	(2,924)	78,986
Net deferred tax assets	1,334,714	106,344	131,139	1,309,919
Total assets	1,334,714			1,309,919

	Unibanco Consolidated
	September 30, 2003	Recognition	Realization	December 31, 2003
Allowance for lending losses	617,200	65,498	137,260	545,438
Other provisions not currently deductible	611,815	110,719	70,467	652,067
Tax loss and negative basis of social contribution carry-forwards	689,448	-	(14,739)	704,187
Social contribution carry-forward (Provisional Measure 2158-35)	494,798	-	2,345	492,453
Subtotal	2,413,261	176,217	195,333	2,394,145
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	93,383	(3,402)	(2,255)	92,236
Deferred tax obligations	(28,707)	-	(2,676)	(26,031)
Net deferred tax assets	2,477,937	172,815	190,402	2,460,350
Total assets	2,506,644			2,486,381
Total liabilities	28,707			26,031

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of December 31, 2003 was as follow:

	Unibanco			Unibanco Consolidated
Year	Social contribution (Provisional Measure 2158-35)	Other	Total	Social contribution (Provisional Measure 2158-35)	Other	Total
2004	-	300,190	300,190	11,378	554,597	565,975
2005	8,480	436,158	444,638	22,922	619,887	642,809
2006	14,819	80,468	95,287	32,720	243,641	276,361
2007	17,941	90,479	108,420	39,563	198,011	237,574
2008	30,083	39,013	69,096	54,585	124,419	179,004
2009 to 2013	213,302	-	213,302	305,886	116,456	422,342
2014 to 2017	-	-	-	25,399	44,681	70,080
Total	284,625	946,308	1,230,933	492,453	1,901,692	2,394,145

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,041,429 in Unibanco and R$1,855,808 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	294,991	390,298
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(100,297)	(132,702)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	80,590	(9,622)
Interest on capital paid or (received), net	31,351	31,134
Deferred tax credits of prior year	-	5,983
Permanent differences (net)	(15,209)	39,087
Income tax and social contribution for the quarter	(3,565)	(66,120)

19. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,372,249	3,353,784
Assets under management (mainly mutual investment funds)	24,033,189	26,945,050
Lease commitments	48,348	48,348

20. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,052,204
Marketable securities and derivative financial instruments	1,471,511
Interbank accounts	1,100
Lending operations	302,950
Other credits
. Income receivable
Dividends and interest on capital	129,272
. Sundry	389,600

Liabilities
Deposits	2,932,520
Securities sold under repurchase agreements	132,530
Resources from securities issued
. Securities abroad	69,661
Interbank accounts	33,322
Borrowings	212,087
Derivative financial instruments	96,898
Other liabilities
Negotiation and intermediation of securities	364
Subordinated debt	551
Sundry	158,621

Revenues
Lending operations	3,498
Marketable securities	127,330
Derivative financial instruments	51,758
Services rendered	47,105
Other operating income	2,235

Expenses
Deposits and securities sold	91,374
Foreign exchange transactions	542
Borrowings and onlendings	37
Other administrative expenses	11,712
Other operating expenses	805

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing loan portfolio are imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,818,721	3,823,431	2,197,301	2,202,011
Marketable securities	9,755,540	10,087,966	15,070,226	15,463,855
Lending operations	18,662,192	18,728,746	23,429,990	23,496,809
Derivatives, net	266,785	266,785	182,170	182,170

Liabilities
Interbank deposits	1,705,508	1,711,260	276,230	276,960
Time deposits	16,115,257	16,120,341	16,433,975	16,437,023
Mortgage notes	815,136	825,487	829,403	839,755
Resources from securities issued abroad	2,399,971	2,417,005	2,635,850	2,661,459
Subordinated debt	1,468,622	1,509,257	1,468,071	1,508,664
Other liabilities (Note 13 (b))	2,439,614	2,278,081	2,439,614	2,278,081
Treasury stocks	132,123	236,036	132,123	236,036

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at December 30, 2003 on the the São Paulo Stock Exchange.

(c) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at December 31, are as follows:

	Unibanco		Unibanco Consolidated
	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	10,750,563	10,750,563	11,994,454	11,994,454
Currencies	(522,041)	(522,041)	(491,705)	(491,705)
Interbank interest rate	11,518,788	11,518,788	12,822,434	12,822,434
Exchange coupon	(246,184)	(246,184)	(336,275)	(336,275)

Forward contracts	237,830	304,787	235,971	302,927
Currencies	121,952	188,972	214,407	281,426
Fixed interest rate	115,878	115,815	21,564	21,501

Swap contracts	259,637	198,443	180,374	115,688
Currencies	(3,975,955)	(4,035,785)	(2,449,899)	(2,510,694)
Interbank interest rate	2,189,359	2,189,359	1,435,887	1,435,887
Fixed interest rate	721,514	729,991	(160,104)	(154,396)
Other	1,324,719	1,314,878	1,354,490	1,344,891

Swap contracts with daily reset	29,933	29,933	30,499	30,499
Currencies	2,286,364	2,286,364	2,327,817	2,327,817
Interbank interest rate	(2,256,431)	(2,256,431)	(2,297,318)	(2,297,318)

Option contracts
Purchased option	2,915	120	2,915	120
Purchase	2,885	108	2,885	108
Currencies	2,885	108	2,885	108
Sale	30	12	30	12
Interbank interest rate index	30	12	30	12
Sale option	6,375	102	6,375	102
Purchase	6,375	102	6,375	102
Currencies	6,375	102	6,375	102
____________________
(1) Include the net balance of short position (long position).
(2) For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, at December 31, 2003, amounted to R$241,000 due to purchase commitments and R$245,000 due to sale commitments.

On December 31, 2003, there were future operations of R$1,658,148 in Unibanco and R$2,962,859 in Unibanco Consolidated and swap contracts in the amount of R$2,019,929 in Unibanco and R$2,492,932 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the quarter, in the amount of R$95,399 in Unibanco and R$125,741 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedge’s as of December 31, 2003, were in accordance with the standards established by the Brazilian Central Bank. On December 31, 2003, there were swap contracts in the amount of R$156,113 in Unibanco and in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$13,609, recorded as a credit in the income of the quarter and as a debt in “Marketable securities”. The hedge’s as of December 31, 2003, were in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(d) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter(1)	Total
Future contracts	10,750,563	-	10,750,563	11,994,454	-	11,994,454
Forward contracts	-	304,787	304,787	-	302,927	302,927
Swap contracts	(193,643)	392,086	198,443	(194,701)	310,389	115,688
Swap contracts with daily reset	29,933	-	29,933	30,499	-	30,499
Option contracts
Purchased position	120	-	120	120	-	120
Sale position	102	-	102	102	-	102
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$694,799 in Unibanco and R$767,111 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	159,818	110,223
Between 3 months and 1 year	275,213	215,630
Between 1 and 3 years	131,612	101,834
More than 3 years	7,529	7,529
Total	574,172	435,216

Liabilities
Less than 3 months	56,414	33,084
Between 3 months and 1 year	111,382	92,377
Between 1 and 3 years	96,591	84,585
More than 3 years	43,000	43,000
Total	307,387	253,046

The amounts of receivables under swap contracts are R$505,215 in Unibanco and R$368,119 in Unibanco Consolidated and of payables are R$306,772 in Unibanco and R$252,431 in Unibanco Consolidated. Option premiums received amount to R$120 in Unibanco and in Unibanco Consolidated and option premiums paid amount to R$102 in Unibanco and in Unibanco Consolidated. The amounts receivable under term contracts are R$68,837 in Unibanco and R$66,977 in Unibanco Consolidated and the amounts payables under forward contracts are R$513 in Unibanco and in Unibanco Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,142,334	383,663	1,170,536	54,030	10,750,563
Forward contracts	(9,405)	(378,792)	22,387	670,597	304,787
Swap contracts	53,191	146,425	34,298	(35,471)	198,443
Swap contracts with daily reset	17,275	11,232	1,426	-	29,933
Option contracts
Purchased position	120	-	-	-	120
Sale position	102	-	-	-	102

	Unibanco Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,428,869	819,669	1,691,886	54,030	11,994,454
Forward contracts	(11,265)	(378,792)	22,387	670,597	302,927
Swap contracts	28,786	105,847	16,526	(35,471)	115,688
Swap contracts with daily reset	17,275	11,232	1,992	-	30,499
Option contracts
Purchased position	120	-	-	-	120
Sale position	102	-	-	-	102

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

22. Other Information

(a) Assets leased to third parties, in the amount of R$877,502, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$510,893 and the residual value received in advance from these lessees amounts to R$431,953, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2003, the insurance coverage on properties and other assets in use totaled R$507,629 in Unibanco and R$1,061,005 in Unibanco Consolidated.

(c) In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito, Financiamento e Investimento S.A. for a purchase price of approximately R$47 million. The consolidated financial statements does not include the operations of this company since the transaction is subject to the approval of the competent authorities and the conclusion of the due diligence process.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding (%)

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Financial Institution	533,807,125	49.707

02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Institution	1,302,031	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Institution	219,461,907,711	100.000

04	Unibanco Representação e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	124,099,785	99.999

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Institution	4,965	99.920

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Institution	4,313,047,972	51.001

07	Unibanco Leasing S.A. - Arrendamento Mercantil	44.071.785/0001-69	Leasing	Financial Institution	264,919	99.999

08	Unibanco Corretora de Valores Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	80,934,844	99.999

09	Interbanco S.A.	670,849	Bank	Financial Institution	18,999,793	99.996

10	Banco1.net S.A.	03,012,230/0001-69	Bank	Financial Institution	34,077,757	65.934

11	Unibanco Asset Management – Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Institution	2,936,805	99.999

12	Credicard S.A. Administradora de Cartões de Crédito	34,098,442/0001-34	Credit Card	Non-Financial Institution	12,937,771	33.333

13	Orbital Serviços e Processamento de Informações Comerciais Ltda.	00,006,878/0001-34	Credit Card	Financial Institution	3,866,664	33.333

14	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Financial Institution	95,284	49,997

15	Cibrasec – Cia, Brasileira de Securitização	02,105,040/0001-23	Securitization	Non-Financial Institution	7,500	12.499

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	-	1,921,833.72	698,801.15	1,383,603.92	242,768.26	710,632.46	5.78	5,221,930.05	4,957,645.29
00.0.0.01.02.00	Brazilian Central Bank Securities	-	281,653.61	322,767.11	320,633.63	-	-	-	990,942.31	925,054.35
00.0.0.01.07.00	Mortgage Notes	-	-	-	114,352.79	-	-	-	114,352.79	114,352.79
00.0.0.01.08.00	Debentures	108,394.59	64,906.43	274,431.79	694,852.89	368,245.28	182,297.51	-	1,693,128.51	1,693,128.49
00.0.0.01.09.00	Listed Companies Equity Securities	95,130.77	-	-	-	-	-	-	95,130.77	95,130.77
00.0.0.01.10.00	Non-listed Companies Equity Securities	27,360.04	-	-	-	-	-	-	27,360.04	27,360.04
00.0.0.01.11.00	Other	5,981.66	774,498.95	689,601.56	780,087.70	167,954.18	98,694.98	221.14	2,519,293.36	2,517,040.17
00.0.0.01.00.00	TOTAL	236,867.06	3,042,892.71	1,985,601.61	3,293,530.93	778,967.72	991,624.95	226.92	10,662,137.83	10,329,711.90

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.0.01.01.00	Own Portfolio	236,867.06	1,695,316.90	778,217.58	1,523,981.36	531,729.28	670,958.13	226.92
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	66,565.19	54,393.38	128,777.03	239,709.64	320,666.82	-
00.0.0.01.03.00	Derivatives	-	159,818.58	275,212.88	131,611.66	7,528.80	-	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	737,548.91	598,379.76	1,222,982.85	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	383,643.13	279,398.01	286,178.03	-	-	-
00.0.0.01.00.00	Total	236,867.06	3,042,892.71	1,985,601.61	3,293,530.93	778,967.72	991,624.95	226.92

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total

00.0.0.01.01.00	10 largest borrowers/clients	2,580,395.63	66.63	2,985,258.40	13.86	6,939.19	3,652,793.40	14.21
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,292,430.05	33.37	5,246,113.93	24.36	183,696.01	4,606,451.20	17.92
00.0.0.01.03.00	Next 100 largest borrowers/clients	14.66	-	3,484,855.09	16.18	197,323.45	2,594,139.28	10.09
00.0.0.01.04.00	Other	-	-	9,817,313.55	45.60	599,790.96	14,846,622.94	57.78
00.0.0.01.00.00	Total	3,872,840.34	100.00	21,533,540.97	100.00	987,749.61	25,700,006.82	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Falling due porfolio

Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	More than 15 years

00.1.1.00.00.00	Public Sector	-	636.07	244,785.16	65,748.33	51,703.29	137,553.94	-
00.1.1.02.00.00	Corporate Activity	-	636.07	244,785.16	65,748.33	51,703.29	137,553.94	-
00.1.1.02.01.00	Manufacturing	-	636.07	244,785.16	65,748.33	51,703.29	137,553.94	-
00.1.4.00.00.00	Private Sector	490,737.16	7,241,185.88	5,952,188.92	5,001,413.11	1,302,705.39	1,031,654.39	13,181.09
00.1.4.01.00.00	Agricultural	4,177.58	215,057.85	438,443.62	61,022.09	31,729.20	49,001.72	13,181.09
00.1.4.02.00.00	Manufacturing	204,992.13	2,980,549.50	2,457,639.16	2,059,289.46	564,556.40	429,687.79	-
00.1.4.03.00.00	Trade	28,846.76	1,386,374.59	647,176.60	344,093.50	108,892.24	35,294.93	-
00.1.4.04.00.00	Financial Services	262.66	409,929.04	21,432.99	16,631.82	5,852.64	1,489.29	-
00.1.4.05.00.00	Other Services	69,896.01	727,574.76	1,162,113.57	1,504,201.03	451,539.89	241,415.42	-
00.1.4.06.00.00	Individuals	175,988.94	1,490,927.30	1,154,799.71	866,741.83	20,082.43	1,540.28	-
00.1.4.07.00.00	Residential
	Construction loans	6,573.08	30,772.84	70,583.27	149,433.38	120,052.59	273,224.96	-
00.1.5.00.00.00	Foreign Clients	-	2.24	46.00	-	-	-	-
00.1.0.00.00.00	Total	490,737.16	7,241,824.19	6,197,020.08	5,067,161.44	1,354,408.68	1,169,208.33	13,181.09

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge-Offs	Loan Recoveries	Renegotiated Credits

00.1.1.00.00.00	Public Sector	240.559,63	21.513,18	-	-	-
00.1.1.02.00.00	Corporate Activity	240.559,63	21.513,18	-	-	-
00.1.1.02.01.00	Manufacturing	240.559,63	21.513,18	-	-	-
00.1.4.00.00.00	Private Sector	21.483.296,48	21.496.634,56	175.244,96	90.813,00	166.076,20
00.1.4.01.00.00	Agricultural	150.310,04	142.818,37	-	-	-
00.1.4.02.00.00	Manufacturing	6.829.293,37	6.712.641,31	16.394,25	2.055,47	11.314,74
00.1.4.03.00.00	Trade	4.423.546,58	4.206.872,40	10.933,53	6.560,96	22.045,17
00.1.4.04.00.00	Financial Services	157.892,13	200.045,64	927,07	187,23	-
00.1.4.05.00.00	Other Services	4.717.878,32	4.831.600,97	86.983,18	3.115,23	29.666,09
00.1.4.06.00.00	Individuals	4.964.172,45	5.169.571,53	54.720,82	78.894,10	103.050,21
00.1.4.07.00.00	Residential Construction Loans	240.203,59	233.084,34	5.286,11	-	-
00.1.5.00.00.00	Foreign Clients	63,51	63,28	-	-	-
00.1.0.00.00.00	Total	21.723.919,62	21.518.211,02	175.244,96	90.813,00	166.076,20

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	2,009,919.64	135,024.61	12,574,208.87	3,240,277.37
00.0.1.01.01.00	The North	21,267.90	1,023.67	36,184.62	29,364.91
00.0.1.01.02.00	The Northeast	109,006.67	5,731.96	427,414.66	276,510.84
00.0.1.01.03.00	The Southeast	1,662,099.62	115,542.51	11,286,571.46	2,550,065.90
00.0.1.01.04.00	The Middle-west	52,407.69	3,367.11	186,358.55	59,085.07
00.0.1.01.05.00	The South	165,137.76	9,359.36	637,679.58	325,250.65
00.0.1.02.00.00	Abroad	232,134.14	1,341.86	300,771.36	-
00.0.1.00.00.00	Total	2,242,053.78	136,366.47	12,874,980.23	3,240,277.37

		Savings Deposits

		Private Sector
				Lending Operation
Code	Description	Private companies	Individuals	Portfolio

00.0.1.01.00.00	Local	115,538.51	5,383,580.88	19,207,215.30
00.0.1.01.01.00	The North	1,492.28	56,749.58	78,131.19
00.0.1.01.02.00	The Northeast	6,217.95	404,370.51	800,617.29
00.0.1.01.03.00	The Southeast	88,964.24	4,251,693.37	15,946,292.97
00.0.1.01.04.00	The Middle-west	7,292.88	146,675.89	494,770.51
00.0.1.01.05.00	The South	11,571.16	524,091.53	1,887,403.34
00.0.1.02.00.00	Abroad	-	-	2,326,325.67
00.0.1.00.00.00	Total	115,538.51	5,383,580.88	21,533,540.97

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	7,592.82	4,991.70	5,530.69	333.16	-
00.0.0.01.02.00	Loans	2,995,411.84	1,584,282.02	1,012,312.50	1,022,476.92	427,388.75
00.0.0.01.03.00	Discounted Loans, Notes and Bills	48,043.27	110,809.85	39,242.33	10,102.94	625.11
00.0.0.01.04.00	Overdraft Loans	277,837.77	222,197.54	156,930.07	27,943.99	164.80
00.0.0.01.05.00	Individual Loans	343,310.85	268,557.62	76,208.98	29,787.26	6,528.36
00.0.0.01.06.00	Individual Financing	169,607.85	761,567.17	55,368.43	47,543.54	17,282.47
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	528,870.18	321,285.67	294,284.31	31,760.70	2,307.40
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	251,906.42	107,354.46	91,650.12	10,826.78	483.85
00.0.0.01.09.00	Vendor	257,151.44	81,291.15	35,411.86	37,796.97	-
00.0.0.01.10.00	Purchase Financing	101,649.51	165,445.31	55,322.41	22,892.49	6,573.00
00.0.0.01.11.00	Agricultural	436,259.71	174,663.70	102,626.99	11,842.14	43,494.77
00.0.0.01.12.00	Real Estate Loans	743,383.48	146.04	49,846.10	18,199.10	13,069.84
00.0.0.01.15.00	Other Financing	3,892,430.19	1,758,118.82	541,711.93	393,609.93	13,644.09
00.0.0.01.19.00	Other Loans	65,426.61	69,472.78	6,314.95	110,172.59	2,733.91
00.0.0.01.00.00	Total	10,118,881.94	5,630,183.83	2,522,761.67	1,775,288.51	534,296.35

		Amounts by Risk Level
							Total
Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	20.63	18,469.00	-
00.0.0.01.02.00	Loans	240,738.00	110,551.27	91,086.96	277,392.21	7,761,640.47	837,167.51
00.0.0.01.03.00	Discounted Loans, Notes and Bills	329.10	272.88	276.97	1,613.92	211,316.37	64,533.93
00.0.0.01.04.00	Overdraft Loans	736.93	78.35	-	93.60	685,983.05	-
00.0.0.01.05.00	Individual Loans	6,042.24	5,052.39	4,052.26	24,030.23	763,570.19	-
00.0.0.01.06.00	Individual Financing	9,952.42	7,132.62	4,863.20	15,521.26	1,088,838.96	1,080,622.68
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	-	-	-	84.05	1,178,592.31	86,964.33
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	-	4.20	-	174.29	462,400.12	34,118.94
00.0.0.01.09.00	Vendor	-	123.20	-	-	411,774.62	-
00.0.0.01.10.00	Purchase Financing	-	-	-	-	351,882.72	-
00.0.0.01.11.00	Agricultural	899.73	791.03	1,719.63	40,315.45	812,613.15	718,143.03
00.0.0.01.12.00	Real Estate Loans	6,716.73	5,028.50	3,866.00	18,302.00	858,557.79	844,742.28
00.0.0.01.15.00	Other Financing	9,321.20	929.57	787.85	50,437.15	6,660,990.73	5,123,068.85
00.0.0.01.19.00	Other Loans	521.21	1,942.28	446.66	9,880.50	266,911.49	55,346.14
00.0.0.01.00.00	Total	275,257.56	131,906.29	107,099.53	437,865.29	21,533,540.97	8,844,707.69

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	7,029,588.97	2,981,211.36	974,451.86	4,189,977.34	4,450,407.51
00.0.0.01.03.00	Other	102,058.57	118,891.30	4,785.67	1,649,049.82	33,118.57
00.0.0.01.00.00	Total	7,131,647.54	3,100,102.66	979,237.53	5,839,027.16	4,483,526.08

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.01.00	Assignment of loan without co-obligation	-	35,836.72	-	-
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	49,472.71
00.0.0.01.00.00	Total	-	35,836.72	-	49,472.71

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	1,294.63	880,249.28	1,867.79	1,436,417.48	391.68	302,389.93
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	14.74	202,026.03	26.65	362,535.35	5.12	71,561.86
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	10.41	339,025.16	9.17	274,401.10	2.61	82,303.66
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	4.69	321,161.20	2.06	147,185.62	1.22	87,019.84
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	3.25	654,452.54	1.87	395,950.65	1.08	224,283.30
00.0.0.01.06.00	Over to R$ 500,000.00	1.61	7,721,967.73	0.87	3,013,693.63	0.49	1,755,203.08
00.0.0.01.00.00	Total	1,329.33	10,118,881.94	1,908.41	5,630,183.83	402.20	2,522,761.67

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	254.93	260,173.20	67.35	107,903.05	46.89	68,486.25
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.4	59,911.62	2.43	33,239.30	1.26	17,198.79
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.48	42,751.25	0.91	26,686.83	0.48	14,064.27
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.43	30,329.41	0.23	15,304.28	0.11	7,417.77
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.41	90,333.04	0.17	32,276.25	0.05	10,359.57
00.0.0.01.06.00	Over to R$ 500,000.00	0.18	1,291,789.99	0.05	318,886.64	0.00	157,730.91
00.0.0.01.00.00	Total	261.83	1,775,288.51	71.14	534,296.35	48.79	275,257.56

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	37.67	55,610.40	33.15	48,128.97	135.28	147,035.83
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.98	13,274.28	0.76	10,447.96	2.18	29,979.70
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.39	11,654.47	0.31	8,847.59	0.86	25,315.43
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.08	5,351.08	0.06	4,167.12	0.24	16,428.81
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.05	9,084.57	0.03	7,190.03	0.12	24,351.44
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	36,931.49	0.01	28,317.86	0.05	194,754.08
00.0.0.01.00.00	Total	39.18	131,906.29	34.32	107,099.53	138.73	437,865.29

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	1,287.23	257.79	-	1,545.02
00.0.1.03.00.00	Land and Buildings in Use	92,259.89	6,567.16	1,537.65	97,289.40
00.0.1.03.01.00	Land and Buildings	92,259.89	6,567.16	1,537.65	97,289.40
00.0.1.04.00.00	Furniture and Equipment	70,397.98	4,026.56	3,560.46	70,864.08
00.0.1.05.00.00	Other	193,969.64	17,841.11	24,633.89	187,176.86
00.0.1.00.00.00	Total	357,914.74	28,692.62	29,732.00	356,875.36

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.1.01.00.00	Deposits	7,879,240.81	3,929,433.08	5,035,426.50	8,805,276.64	50,629.79	-	-
00.0.1.01.01.00	Demand Deposits	2,378,420.25	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	2,923,658.11	4,741,769.23	8,399,200.47	50,629.79	-	-
00.0.1.01.03.00	Savings Deposits	5,499,119.39	-	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	1,005,774.97	293,657.27	406,076.17	-	-	-
00.0.1.01.05.00	Foreign Deposits	1,701.17	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under	-	6,648,956.99	626,679.22	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	84.77	252.10	364.15	364.14	140.71	-
00.0.1.04.00.00	Foreign Borrowings	-	1,138,965.24	1,812,929.37	319,475.64	40,267.00	12,936.17	-
00.0.1.05.00.00	Local Onlendings	-	309,192.01	1,508,027.97	1,764,977.10	836,124.18	633,972.14	14,556.46
00.0.1.06.00.00	Foreign Onlending	-	6,396.88	32,059.88	96,577.49	80,180.36	38,064.99	-
00.0.1.08.00.00	Subordinated Debt	-	-	11,239.23	-	-	1,457,382.70	-
00.0.1.00.00.00	Total	7,879,240.81	12,033,028.97	9,026,614.27	10,986,671.02	1,007,565.47	2,142,496.71	14,556.46

7028   OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency

00.0.0.01.0.0	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	5,204,324.31	8,800,417.66	3,596,093.35	5,625,890.66	9,433,246.25	3,807,355.59
00.0.0.01.01.00	Credit Risk	-	-	-	5,135,275.49	-	-	5,556,413.02	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	69,048.82	-	-	69,477.64	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,378,901.30	3,732,426.29	646,475.01	4,695,298.92	3,265,367.23	1,429,931.69
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	752,000.00	8,352,974.09	7,600,974.09	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	752,000.00	3,690,601.81	2,938,601.81	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)

1	5385500	Patriarca	47,905,189.10	48,191,768.51	(286,579.41)
2	80026000	Cayman	7,910,735.16	7,899,522.64	11,212.52
3	80085500	Nassau	5,950,394.98	5,853,339.09	97,055.89
4	8902700	Business Center Paulista	1,693,009.26	1,802,153.82	(109,144.56)
5	9631700	Business Center Rio	682,632.16	718,336.76	(35,704.60)
6	9607400	Business Center Santo Amaro	503,277.91	537,015.29	(33,737.38)
7	5733800	Carijós	314,237.44	335,038.84	(20,801.40)
8	12250400	São Bernardo do Campo	306,033.29	308,077.53	(2,044.24)
9	14198300	Santos Dumont	266,182.68	291,854.56	(25,671.88)
10	14465600	Marechal - Curitiba	186,877.29	192,552.81	(5,675.52)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	85,355.44
00.0.0.01.02.00	Private Retirement	520.30
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	22,964.05
00.0.0.01.05.00	Compensation for Hired Employees	7,928.00
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,728.94
00.0.0.01.07.00	Other Employees Benefits	46,459.98
00.0.0.01.00.00	TOTAL CHARGES	165,956.71
00.0.0.02.01.00	IOF (Tax on Financial Operations)	56,631.76
00.0.0.02.02.00	Income Taxes	213,215.28
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	337,195.51
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	7,906.03
00.0.0.02.05.00	Taxes for Social Security Financing	48,652.49
00.0.0.02.06.00	ISS (Municipal Services Tax)	13,871.71
00.0.0.02.07.00	Other	11,396.46
00.0.0.02.00.00	TOTAL TAXES	688,869.24

7031   CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	366,267.00	2,356,963.57
00.0.0.01.06.00	Collections	42,436.00	102,485.26
00.0.0.01.00.00	Total	408,703.00	2,459,448.83

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	32,237,319	14,606,299.11
00.0.1.01.01.00	Conventional System	36,039	28,417.19
00.0.1.01.02.00	Electronic System	32,201,280	14,577,881.92
00.0.1.02.00.00	Electronic Draft	82,206	47,880.27
00.0.1.03.00.00	Electronic Transfers	352,243	573,142.82
00.0.1.04.00.00	Electronic Collection	15,999,194	12,560,455.54
00.0.1.00.00.00	Total	48,670,962	27,787,777.74

7033   INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.

We have reviewed the accompanying quarterly financial information, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of and for the quarter ended December 31, 2003, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

2.

Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank and its subsidiaries personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices adopted in Brazil and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quarterly financial information.

4.

The Quarterly Financial Information - IFT also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of December 31, 2003 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

5.

The purpose of the review of the Quarterly Financial Information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

6.

We performed the review of the Quarterly Financial Information for the quarter ended December 31, 2003 together with the audit of the financial statements, Parent Company and Consolidated, of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the six-month period and the year ended at the same date, and issued an unqualified opinion thereon dated February 9, 2004.

7.	This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, February 9, 2004

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC n°. 1 SP 160203/O-1

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	1,013,641.13	172,164.04	172,796.37	1,013,008.80
00.0.0.01.06.00	Lending Operations	956,936.95	176,172.13	169,664.92	963,444.16
00.0.0.01.08.00	Other Credits	31,195.62	-	6,890.17	24,305.45
00.0.0.01.09.00	Investments	25,508.56	-	249.37	25,259.19
00.0.0.04.00.00	LIABILITIES	728,293.47	199,499.73	60,348.21	867,444.99
00.0.0.04.03.00	Labor Contingencies	417,801.96	83,050.98	51,237.68	449,615.26
00.0.0.04.04.00	Other Civil Contingencies	181,578.75	104,432.30	9,110.53	276,900.52
00.0.0.04.05.00	Other Contingencies	128,912.76	12,016.45	-	140,929.21

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	137,611,422.08
00.0.1.01.01.00	Common Shares - Local Residents	75,195,296.56
00.0.1.01.02.00	Common Shares - Foreign Residents	370,520.29
00.0.1.01.03.00	Preferred Shares - Local Residents	14,882,885.68
00.0.1.01.04.00	Preferred Shares - Foreign Residents	47,162,719.55
00.0.1.02.00.00	Treasury Shares	3,274,411.24
00.0.1.02.02.00	Preferred Shares	3,274,411.24

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

1	1/20/2004	2	1/30/2004	1	0.000000681460000
2	1/20/2004	2	1/30/2004	2	0.000000749576000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	Guarantees Provided	3,588,500.57	474,495.95	821,093.79	3,241,902.73
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	84,376.85	24,942.99	-	109,319.84
00.0.0.01.02.00	Individuals and Non-Financial Companies	596,886.46	132,370.28	194,343.61	534,913.13
00.0.0.01.03.00	Other	2,907,237.26	317,182.68	626,750.18	2,597,669.76
00.0.0.02.00.00	Co-Obligation for Credit Assignment	5,506.26	35,836.71	12,623.13	28,719.84
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	5,506.26	35,836.71	12,623.13	28,719.84

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,242,826.20	8,735,018.42	10,977,844.62
00.0.0.01.01.00	Cash And Due From Banks	86,358.80	73,097.76	159,456.56
00.0.0.01.02.00	Marketable Securities	-	4,359,382.01	4,359,382.01
00.0.0.01.03.00	Lending Operations	-	2,205,862.14	2,205,862.14
00.0.0.01.04.00	Other Credits	2,156,467.40	2,096,676.51	4,253,143.91

00.0.0.04.00.00	LIABILITIES	2,394,306.04	10,223,812.60	12,618,118.64
00.0.0.04.01.00	Deposits	1,701.17	1,533,832.44	1,535,533.61
00.0.0.04.02.00	Other Funding	1,012,070.12	5,592,531.92	6,604,602.04
00.0.0.04.03.00	Borrowings	1,380,534.75	1,944,038.67	3,324,573.42
00.0.0.04.07.00	Subordinated Debt	-	1,153,409.57	1,153,409.57

		By Currency

Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	10,295,363.82	394,245.58	48,083.63	2,889.51	229,345.25	7,916.83
00.0.0.01.01.00	Cash And Due From Banks	95,045.71	45,268.16	7,180.27	2,889.51	1,156.08	7,916.83
00.0.0.01.02.00	Marketable Securities	4,263,270.58	96,111.43	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,977,636.66	36.31	-	-	228,189.17	-
00.0.0.01.04.00	Other Credits	3,959,410.87	252,829.68	40,903.36	-	-	-

00.0.0.04.00.00	LIABILITIES	10,979,986.26	816,441.07	13,675.03	19,015.93	757,006.14	31,994.21
00.0.0.04.01.00	Deposits	1,526,728.53	8,804.75	-	-	-	0.33
00.0.0.04.02.00	Other Funding	5,869,488.69	713,755.55	7,891.09	1,361.56	249.04	11,856.11
00.0.0.04.03.00	Borrowings	3,102,193.95	92,643.27	5,783.94	17,654.37	86,160.12	20,137.77
00.0.0.04.07.00	Subordinated Debt	481,575.09	1,237.50	-	-	670,596.98	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Not Applicable.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 01, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers